Exhibit 99.1

THE DESCARTES SYSTEMS GROUP INC.
ANNUAL INFORMATION FORM

APRIL 6, 2014

TABLE OF CONTENTS

ITEM 1	GENERAL	3

ITEM 2	CORPORATE STRUCTURE	4
2.1	The Company	4
2.2	Intercorporate Relationships	4

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS		4
3.1	Profile	4
3.2	History and General Development	7
3.3	Trends	8

ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS	10
4.1	Company Overview	10
4.2	Principal Products & Services	10
4.3	Revenue Sources	19
4.4	Customer Base	20
4.5	Sales and Marketing	20
4.6	Research and Development	21
4.7	Competition	22
4.8	Intellectual Property and Other Proprietary Rights	23
4.9	Contracts	23
4.10	Employees	24
4.11	Risks Associated with Foreign Sales and Exchange Rate Fluctuations	24
4.12	Risks Associated with Cyclical or Seasonal Aspects of Business	25
4.13	Reorganizations	25
4.14	Material Contracts	25
4.15	Code of Business Conduct and Ethics	25

ITEM 5	RISK FACTORS	25

ITEM 6	MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS	26
6.1	Common Shares	26
6.2	Transfer Agent and Registrar	26
6.3	Dividend Policy	26
6.4	Market for Common Shares	26
6.5	Shareholder Rights Plan	27

ITEM 7	DIRECTORS AND EXECUTIVE OFFICERS	27
7.1	Summary Information	27
7.2	Committees of the Board of Directors	30
7.3	Certain Relationships and Related Transactions	32

ITEM 8	EXTERNAL AUDITORS	32

ITEM 9	LEGAL PROCEEDINGS	32

ITEM 10 ADDITIONAL INFORMATION		33

APPENDIX “A” – Charter for the Audit Committee of the Board of Directors		34

APPENDIX “B” – Pre-Approval Policy and Procedure for Engagements of the Independent Auditor		39

ITEM 1                                                                                                   GENERAL

Information contained herein is provided as at January 31, 2014 and is in United States (“US”) dollars, unless otherwise indicated.

Our Annual Information Form (“AIF”) contains references to The Descartes Systems Group Inc. using the words “Descartes,” “we,” “us,” “our” and similar words and the reader is referred to using the words “you,” “your” and similar words.

This AIF also refers to our fiscal years. Our fiscal year commences on February 1st of each year and ends on January 31st of the following year. Our fiscal year, which ended on January 31, 2014, is referred to as “fiscal 2014,” “2014” or using similar words. Our fiscal year, which ended on January 31, 2013, is referred to as “fiscal 2013,” “2013” or using similar words. Other fiscal periods are referenced by the applicable year during which the fiscal period ends. For example, 2015 refers to the annual period ending January 31, 2015 and the “fourth quarter of 2015” refers to the quarter ending January 31, 2015.

You should read the AIF in conjunction with our audited consolidated financial statements for 2014 and the management’s discussion and analysis thereon (“MD&A”).  We prepare and file our consolidated financial statements and MD&A in US dollars and in accordance with US generally accepted accounting principles (“GAAP”).

We have prepared the AIF with reference to Form 51-102F2, which sets out the AIF disclosure requirements and which was established under National Instrument 51-102 “Continuous Disclosure Obligations” (“NI 51-102”) of the Canadian Securities Administrators.

Additional information about us, including copies of our continuous disclosure materials such as our MD&A, is available on our website at http://www.descartes.com, through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

Certain statements made in this AIF, including, but not limited to, statements relating to business trends; our customers preferences and our ability to address their requirements; the basis for any future growth and for our financial performance; the changing regulatory environment and its impact on our business; seasonality of our business; potential loss of recurring revenues; research and development and related expenditures; product and solution developments, enhancements and releases and the timing thereof; our building, development and consolidation of our network infrastructure; competition and changes in the competitive landscape; our ability to respond promptly and effectively to technological change and competitors’ innovations; our management and protection of intellectual property and other proprietary rights; the ability of our sales force to sell across solutions; foreign sales and exchange rate fluctuations; cyclical or seasonal aspects of our business; our dividend policy; capital expenditures; our continued use of Blake, Cassels & Graydon LLP as legal counsel; and potential legal proceedings and our liability under current legal proceedings, constitute forward-looking information for the purposes of applicable securities laws (“forward-looking statements”). When used in this document, the words “believe,” “plan,” “expect,” “anticipate,” “intend,” “continue,” “may,” “will,” “should” or the negative of such terms and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks, uncertainties and based on assumptions that may cause future results to differ materially from those expected. The material assumptions made in making these forward-looking statements include the following: global shipment volumes continuing to increase at levels consistent with the average growth rates of the global economy; countries continuing to implement and enforce existing and additional customs and security regulations relating to the provision of electronic information for imports and exports; our continued operation of a secure and reliable business network; the stability of general economic and market conditions, currency exchange rates, and interest rates; equity and debt markets continuing to provide us with access to capital; our continued ability to identify and source attractive and executable business combination opportunities; and our continued compliance with third party intellectual property rights. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Factors that may cause future results to differ materially from those expected include, but are not limited to, the factors discussed under the heading “Certain Factors That May Affect Future Results”

appearing in the MD&A, which is included in our Annual Report to the Shareholders for fiscal 2014. If any of such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Except as required by applicable law, we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions, assumptions or circumstances on which any such statements are based.

ITEM 2                                                                                                   CORPORATE STRUCTURE

2.1                               The Company

Descartes was continued under the Canada Business Corporations Act on July 5, 2006. On July 31, 2006, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and ViaSafe Inc. (“ViaSafe”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and Scancode Systems Inc. (“Scancode”). On February 1, 2010, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 7322267 Canada Inc. On February 1, 2012, Descartes was amalgamated under the Canada Business Corporations Act pursuant to an amalgamation between Descartes and 882976 Ontario Inc.

The Descartes Systems Group Inc. head office and registered office is located at 120 Randall Drive, Waterloo, Ontario, N2V 1C6 and our general corporate phone number is (519) 746-8110.

2.2                               Intercorporate Relationships

We beneficially own, control and/or direct 100% of all voting, share or membership interests in our material subsidiaries. Our material subsidiaries, determined as at January 31, 2014, are as follows:

•                  Descartes Systems (USA) LLC, a Delaware subsidiary;

•                  Flagship Customs Services, Inc., a Maryland subsidiary;

•                  Descartes Systems Group, Inc., a Delaware subsidiary;

•                  Descartes Systems UK Limited, a UK subsidiary;

•                  InterCommIT BV, a Netherlands subsidiary;

•                  Descartes Systems (Belgium) NV, a Belgian subsidiary; and

•                  KSD Software Norway AS, a Norwegian subsidiary.

ITEM 3                                                                                                   GENERAL DEVELOPMENT OF THE BUSINESS

3.1                               Profile

We use technology and networks to simplify complex business processes. We are currently primarily focused on logistics and supply chain management business processes. Our solutions are predominantly cloud-based and are focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service (“SaaS”) solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community. Our pricing model provides our customers with flexibility in purchasing our solutions either on a subscription, transactional or perpetual license basis. Our primary focus is on serving transportation providers (air, ocean and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and distribution-intensive companies where delivery is either a key or a defining part of their own product or service offering, or where there is an opportunity to reduce costs and improve service levels by optimizing the use of their assets.

The Market

Logistics is the management of the flow of resources between a point of origin and a point of destination — processes that move items (such as goods, people, information) from point A to point B. Supply chain management is broader than logistics, and includes the sourcing, procurement, conversion and storage of resources for consumption by an enterprise. Logistics and supply chain management have been evolving over the past several years as companies are increasingly seeking automation and real-time control of their supply chain activities. We believe companies are looking for integrated solutions for managing inventory in transit, conveyance units, people and business documents.

We believe logistics-intensive organizations are seeking new ways to reduce operating costs, differentiate themselves, and improve margins that are trending downward. Existing global trade and transportation processes are often manual and complex to manage. This is a consequence of the growing number of business partners participating in companies’ global supply chains and a lack of standardized business processes.

Additionally, global sourcing, logistics outsourcing, adoption of additional customs and regulatory requirements and the increased rate of change in day-to-day business requirements are adding to the overall complexities that companies face in planning and executing in their supply chains. Whether a shipment is delayed at the border, a customer changes an order or a breakdown occurs on the road, there are increasingly more issues that can significantly impact the execution of fulfillment schedules and associated costs.

These challenges are heightened for suppliers that have end customers frequently demanding narrower order-to-fulfillment periods, lower prices and greater flexibility in scheduling and rescheduling deliveries. End customers also want real-time updates on delivery status, adding considerable burden to supply chain management as process efficiency is balanced with affordable service.

In this market, manual, fragmented and distributed logistics solutions are often proving inadequate to address the needs of operators. Connecting manufacturers and suppliers to carriers on an individual, one-off basis is too costly, complex and risky for organizations dealing with many trading partners. Further, many of these solutions do not provide the flexibility required to efficiently accommodate varied processes for organizations to remain competitive. We believe this presents an opportunity for logistics technology providers to unite this highly fragmented community and help customers improve efficiencies in their operations.

As the market continues to change, we have been evolving to meet our customers’ needs. The rate of adoption of newer logistics and supply chain management technologies is evolving, but a large number of organizations still have manual business processes. We have been educating our prospects and customers on the value of connecting to trading partners through our Global Logistics Network (“GLN”) and automating, as well as standardizing, multi-party business processes. We believe that our customers are increasingly looking for a single source, network-based solution provider who can help them manage the end-to-end shipment process — from the booking of a shipment, to the tracking of that shipment as it moves, to the regulatory compliance filings to be made during the move and, finally, the settlement and audit of the invoice.

Additionally, regulatory initiatives mandating electronic filing of shipment information with customs authorities require companies to automate aspects of their shipping processes to remain compliant and competitive. Our customs compliance technology helps shippers, transportation providers, freight forwarders and other logistics intermediaries securely and electronically file shipment information with customs authorities and self-audit their own efforts. Our technology also helps carriers and freight forwarders efficiently coordinate with customs brokers and agencies to expedite cross-border shipments. While many compliance initiatives started in the US, compliance is quickly becoming a global issue with international shipments crossing several borders on the way to their final destinations.

Solutions

Descartes’ Logistics Technology Platform unites a growing global community of more than 172,000 parties as of April 6, 2014, allowing them to transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive. Descartes’ Logistics Technology Platform is the simple, elegant synthesis of a network, applications and a community.

The Logistics Technology Platform fuses our GLN, an extensive logistics network covering multiple transportation modes, with a broad array of modular, interoperable web and wireless logistics management solutions. Designed to help accelerate time-to-value and increase productivity and performance for businesses of all sizes, the Logistics Technology Platform leverages the GLN’s multimodal logistics community to enable companies to quickly and cost-effectively connect and collaborate.

Descartes’ GLN, the underlying foundation of the Logistics Technology Platform, manages the flow of data and documents that track and control inventory, assets and people in motion. Designed expressly for logistics operations, it is native to the particularities of different transportation modes and country borders. As a state-of-the-art messaging network with wireless capabilities, the GLN helps manage business processes in real-time and in-motion. Its capabilities go beyond logistics, supporting common commercial transactions, regulatory compliance documents, and customer specific needs.

The GLN extends its reach using interconnect agreements with other general and logistics-specific networks, to offer access to a wide array of a company’s trading partners. With the flexibility to connect and collaborate in unique ways, companies can effectively route or transform data to and from partners and leverage new and existing Descartes solutions on the network. The GLN allows “low tech” partners to act and respond with “high tech” capabilities and connect to the transient partners that exist in many logistics operations. This inherent adaptability creates opportunities to develop logistics business processes that can help customers differentiate from their competition.

Descartes’ Logistics Application Suite offers a wide array of modular, cloud-based, interoperable web and wireless logistics management applications. These solutions embody Descartes’ deep domain expertise, not merely “check box” functionality. These solutions deliver value for a broad range of logistics intensive organizations whether they purchase transportation, run their own fleet, operate globally or locally, or work across air, ocean and ground transportation. Descartes’ comprehensive suite of solutions includes:

•                  Routing, Mobile and Telematics

•                  Transportation Management

•                  Customs & Regulatory Compliance

•                  Global Logistics Network Services

•                  Broker & Forwarder Enterprise Systems

Powered by the Logistics Technology Platform, Descartes’ applications are modular and interoperable to allow organizations the flexibility to deploy them quickly within an existing portfolio of solutions. Implementation is streamlined because these solutions use web-native or wireless user interfaces and are pre-integrated with the GLN. With interoperable and multi-party solutions, Descartes’ solutions are designed to deliver functionality that can enhance a logistics operation’s performance and productivity both within the organization and across a complex network of partners.

Descartes’ GLN community members enjoy extended command of operations and accelerated time-to-value relative to many alternate logistics solutions. Given the inter-enterprise nature of logistics, quickly gaining access to partners is paramount. For this reason, Descartes has focused on growing a community that strategically attracts and retains relevant logistics parties. As of April 6, 2014, Descartes’ GLN community comprises over 172,000 organizations collaborating in more than 160 countries. With that reach, many companies find that on joining the GLN community, a number of their trading partners are already members, with existing connection to the GLN. This helps to minimize the time required to integrate Descartes’ logistics management applications and to begin realizing results. Descartes is committed to continuing to expand community membership. Companies that join the GLN community or extend their participation find a single place where their entire logistics network can exist regardless of the range of transportation modes, the number of trading partners or the variety of regulatory agencies.

By uniting the reach of the GLN with the power of these applications, our federated network creates an ecosystem that supports and streamlines the key functional areas facing today’s logistics managers.

3.2                               History and General Development

Our origins were in providing logistics-focused software designed to optimally plan and manage routes for direct delivery and retail customers with private fleets. Supply chain management has evolved as companies across industry verticals have increasingly sought real-time control over their supply chain. We have established a network-based business model and are consolidating technology to provide our customers with a shared-services environment that assists our customers in gathering and exchanging source data for logistics. We have also designed value-added services that enable shippers, transportation companies and logistics intermediaries to use that information to make better business decisions and deliver better service to their own customers.

As of April 6, 2014, Descartes’ Logistics Technology Platform successfully unites a global community of more than 172,000 parties, each able to seamlessly connect and transact business while leveraging a broad array of applications designed to help logistics-intensive businesses thrive.

Our business has generally developed over the last three fiscal years as follows:

Fiscal 2014 and 2015 through to April 6, 2014

On April 1, 2014, we acquired Computer Management USA, Inc. and Computer Management NA, Inc. (collectively, “Computer Management”), a leading US-based provider of security filing solutions and air cargo management solutions for airlines and their partners. The total purchase price for the acquisition was $6.7 million, net of cash acquired.

On December 23, 2013, we acquired Impatex Freight Software Limited (“Impatex”), a leading UK-based provider of electronic customs filing and freight forwarding solutions. The total purchase price for the acquisition was $8.2 million, net of cash acquired.

On December 20, 2013, we acquired Compudata AG and Compudata EDI Diensleister AG (collectively, “Compudata”), a leading provider of business-to-business supply chain integration and e-invoicing solutions in Switzerland. The total purchase price for the acquisition was $18.1 million, net of cash acquired.

On November 27, 2013, we announced that Edward J. Ryan had been appointed as Descartes’ Chief Executive Officer, in accordance with our leadership succession plan. We also announced that J. Scott Pagan had been appointed as Descartes’ President and Chief Operating Officer. Mr. Ryan replaced Arthur Mesher as Descartes’ CEO, who retired as Chairman and CEO for health and personal reasons.

On May 2, 2013, we acquired KSD Software Norway AS (“KSD”), a leading Scandinavian-based provider of electronic customs filing solutions for the European Union (“EU”). The total purchase price for the acquisition was $32.4 million, net of cash acquired.

On March 7, 2013, we established a $50.0 million revolving debt facility (the “Debt Facility”) with a five year term. The facility is comprised of a $48.0 million revolving facility that can be drawn on to accommodate future acquisition activity and a $2.0 million revolving facility that can be drawn on for general working capital purposes.

Fiscal 2013

On November 14, 2012, we acquired Exentra Transport Solutions Limited (“Exentra”), a leading UK-based provider of SaaS driver compliance solutions for the EU. Exentra’s cloud-based compliance management platform, Smartanalysis, helps customers leverage the data from a vehicle’s tachograph to comply with EU wide legislation governing driver compliance, such as the EU working-time directive. The total purchase price for the acquisition was $16.6 million, net of cash acquired.

On November 14, 2012, we introduced Descartes Community, a cloud-based service that is designed to help build logistics communities and enable industries to improve their logistics productivity and performance. The Descartes Community service offers members the ability to connect with other Descartes GLN members through collaboration tools and automates multi-party processes by utilizing our open, Standard Message Format business document definitions.

On June 15, 2012, we acquired substantially all of the assets of Integrated Export Systems, Ltd. and IES Asia Limited (collectively referred to as “IES”). IES provides SaaS solutions that help freight forwarders, non-vessel operating common carriers and custom brokers manage their businesses. IES is also a leader in regulatory compliance solutions, where its collaborative security filing solutions connect thousands of logistics service providers who are processing shipments that primarily originate from the Asia Pacific region. The total purchase price for the acquisition was $33.9 million, net of cash acquired.

On June 1, 2012, we acquired privately-held Infodis B.V. (“Infodis”), a leading Netherlands-based provider of SaaS transportation management solutions. Infodis’ solutions enable clients to manage both inbound and outbound purchased transportation to and from Europe, with particular strength in Europe/Asia Pacific shipping. The total purchase price for the acquisition was $3.7 million, net of cash acquired.

Fiscal 2012

On January 20, 2012, we acquired privately-held GeoMicro, Inc. (“GeoMicro”), a leading California-based provider of advanced geographic information systems and commercial turn-by-turn navigation. GeoMicro’s platform enables advanced routing, navigation, field service, and spatial data business intelligence solutions. The total purchase price for the acquisition was $2.7 million, net of cash acquired.

On November 2, 2011, we acquired privately-held InterCommIT BV (“InterCommIT”), a Netherlands-based provider of business-to-business integration-as-a-service. InterCommIT is a SaaS provider of electronic data management services that enable its clients to seamlessly exchange data electronically. The total purchase price for the acquisition was $13.6 million, net of cash acquired.

On September 22, 2011, we unveiled our Logistics Technology Platform at our “Power of the Platform” launch event held at the Westin New York at Times Square.

On June 10, 2011, we acquired privately-held Telargo Inc. (“Telargo”), a SaaS provider of mobile resource management applications (“MRM”) telematics solutions. Telargo’s solutions enable its clients to monitor and manage mobile assets and help fleet owners comply with various transportation regulations, such as driver hours of service (“HOS”) and fuel tax reporting regulations in the United States. The total purchase price for the acquisition was $9.3 million, including $5.0 million in cash, net of cash acquired, and $4.3 million to repay financial liabilities.

3.3                               Trends

Industry consolidation, rapid technological change and frequent new product introductions and enhancements continue to characterize the software and network services industries — particularly for logistics management technology companies. Organizations are increasingly requiring greater levels of functionality and more sophisticated product offerings from their software and services providers.

Increased importance is being placed on leveraging cloud-based technology to connect and collaborate with trading partners on a global basis, as well as to reuse and share supply chain data in order to accelerate time-to-value. Cloud-based technology also enables business networks to more easily unite and integrate services provided by a broad range of partners and technology alliances to extend functionality and further enhance collaboration between business communities. As a result, we believe there is a trend away from using manual-based supply chain and logistics processes towards electronic processes powered by the exchange of electronic information between logistics and supply chain participants.

Accordingly, we expect that our future success will be dependent upon our ability to enhance current products or develop and introduce new products offering enhanced performance and functionality at competitive prices. In particular, we believe customers are looking for end-to-end solutions that combine a multi-modal, multi-process network with business document exchange and wireless MRM applications with end-to-end global trade compliance and collaborative supply chain execution applications. These applications include freight bookings, contract and rate management, customs filings and e-manifest process, transportation management, routing and scheduling, purchase order to dock door processes, and inventory visibility.

We believe that there continues to be a growing acceptance of subscription pricing and SaaS business models in the markets we serve that provide lower-cost and easier-to-maintain alternatives than may be available through traditional perpetual license pricing models.

The continued global reliance on global trade creates a need to comply with new and stricter security and customs regulations, which sometimes mandate electronic logistics messaging. Our business may be impacted as regulations affecting domestic and international trade are introduced, modified or repealed. In 2006, US Customs and Border Protection (“CBP”) launched its eManifest initiative requiring vehicles entering the United States, including planes, trucks and ocean liners, to file an electronic manifest through its Automated Commercial Environment providing the CBP with an advance electronic notice of the contents of the vehicle. Such filings are now mandatory at land, air and sea ports of entry into the United States. CBP implemented enhancements to this eManifest initiative, called the Importer Security Filing, commonly known as “10+2”, which require additional data and filings to be provided to CBP. These rules went into effect in January 2010, starting with ocean shipments.

Canada introduced a similar advanced notification initiative as part of its Advanced Commercial Information (“ACI”) program which is now in its third phase of implementation. When fully implemented, ACI will require all carriers, freight forwarders and importers to electronically transmit cargo, conveyance, house bill / supplementary cargo and importer data to the Canada Border Services Agency (“CBSA”) in advance of loading in the marine mode and prior to arrival in the air, rail and highway transportation modes.

In January 2011 the EU launched similar compliance initiatives, called Import Control System and Export Control System. For imports, the regulation requires that an entry summary declaration containing safety and security data must be submitted via the EU’s Import Control System for goods brought into the customs territory of the European Community, with the exception of Norway and Switzerland. For exports, an exit summary declaration filed via the Export Control System is generally produced together with the export declaration and must also be transmitted in advance.

In March 2012, a bill to amend part of the Customs Tariff Law was passed through the Diet legislature in Japan. This amendment enacted the Advance Filing Rules (“AFR”), which require a vessel operator or non-vessel operating common carrier (“NVOCC”) to electronically submit to Japan Customs the information on maritime container cargo intended for a port in Japan. Japan AFR went live with penalty enforcement in March 2014.

In January 2014, the Israeli Customs Directorate announced that it will require more detailed information for air shipments bound for Israeli airports. The new requirements are in-line with the World Customs Organization Standards to Secure and Facilitate Global Trade (“SAFE Framework”). This is a modernization and data improvement initiative that aims to secure revenue collections, ensure national security and promote trade facilitation worldwide.

Other countries, including Colombia, India, China, Nigeria, Mexico and Peru, are also in various phases of implementing advance electronic manifest filing requirements, and more countries are likely to follow this trend. Descartes has a broad range of compliance services specifically designed to help our customers meet evolving customs and security compliance regulations around the world.

The MRM market is also impacted by regulatory trends, including the US Department of Transportation’s Compliance, Safety, Accountability (“CSA”) program that was rolled out in June 2010.  The goal of CSA is to improve truck safety by reducing accidents related to faulty equipment, driver fatigue, and other practices detrimental to safety on United States roadways. Core to CSA is a standardized and transparent mechanism to measure, evaluate, and when needed intervene in private fleet and for-hire carrier operations and associated drivers deemed to have unacceptable safety histories.  A key factor in the CSA regime includes the use of Electronic On-Board Recording devices (“EOBR devices”) to monitor carriers that require intervention.  In our industry these EOBR devices are often described as telematics equipment.  CSA embraces on-board devices and logs for HOS and equipment inspections, and we believe that the focus that CSA puts on proper monitoring and control of HOS and equipment is increasing demand for EOBR devices beyond the mandated intervention deployment of units.

The EU has similar legislation governing driver HOS but, unlike North America where only some carriers require an EOBR device, every vehicle over 3.5 tons is required by law to have a tachograph installed during manufacturing. A tachograph is a hardware device fitted to a vehicle that automatically records its speed and distance, together with the driver’s activity.  Europe’s driver HOS legislation is called the EU working-time directive. We believe the EU working-time directive will continue to play an important role in the European regulatory environment and that customers are increasingly looking for technology service providers to help them manage this complex compliance requirement.

We also believe there is a trend in the MRM market towards solutions that specialize in enabling home delivery, delivery reservations and delivery route optimization that leverages GPS and other real-time available information about a delivery resource in motion. With firms such as Amazon, eBay and Zappos making home delivery a differentiating feature of the buying experience, more retailers are focusing on re-engineering their logistics processes to provide customers with delivery alternatives, including home delivery, with tight delivery time windows. In addition, we believe there is an increased proliferation of real-time information that is available about delivery resources in motion and that customers are seeking delivery resource management solutions that can leverage this information.

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

ITEM 4                                                                                                   NARRATIVE DESCRIPTION OF THE BUSINESS

4.1                                            Company Overview

We are a global provider of on-demand, cloud-based SaaS solutions focused on improving the productivity, performance and security of logistics-intensive businesses. As of April 6, 2014, Descartes’ GLN connects more than 172,000 parties to our cloud-based Logistics Technology Platform to unite their businesses in commerce. Customers use our modular, SaaS solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in a large, collaborative multi-modal logistics community.

Our pricing model provides our customers with flexibility in purchasing our solutions either on subscription, transactional or perpetual license basis. Our solutions help transportation providers (air, ocean, rail and truck modes), logistics service providers (including third-party logistics providers, freight forwarders and customs brokers) and logistics-intensive manufacturers, retailers, distributors and mobile service providers reduce costs, improve operational performance, save time, comply with regulatory requirements and enhance the service that they deliver to their own customers.

4.2                                            Principal Products & Services

In working closely with our leading customers, we recognized that these companies wanted to work with a technology provider that understood the unique requirements of logistics organizations and could provide a comprehensive set of solutions that worked the same way they did. The core of their issue was that they needed a simple and elegant way to extend their command of operations to the edge of their enterprise and across the multiple trading partners, logistics services providers and carriers that work with them. The Logistics Technology Platform was unveiled in fiscal 2012 to address those needs and provide a base for continuous innovation.

Logistics Technology Platform

The Logistics Technology Platform is a simple and elegant combination of a network, applications and a community. It is the comprehensive technology infrastructure that Descartes customers and their trading partners use to extend the command of their logistics operations.

Network

Descartes’ GLN is the foundation on which our applications and community are built. It was designed with logistics operations in mind. It is differentiated by its management of data semantics, message delivery, transformation of data pertaining to regional or global operations and its ability to work across wired and wireless technologies.

Community

The third component of the Logistics Technology Platform is our logistics community. It is a large, multi-modal network of logistics-intensive companies with, as of April 6, 2014, over 172,000 connected parties in over 160 countries.  We have historically enhanced our current solutions and added additional applications and community members through organic growth and acquisitions to strengthen our Logistics Technology Platform.

Applications

With the GLN as the connectivity foundation, we have been expanding our logistics application functional footprint to offer a broad array of modular interoperable web and wireless logistics management solutions.

We provide applications that help companies better manage their logistics book-to-bill process and purchase order-to-dock process, track inventory, meet regulatory requirements, optimize fleet performance, manage deliveries, and effectively communicate and collaborate with their logistics partners. These applications can be principally categorized as: (i) Routing, Mobile & Telematics; (ii) Transportation Management; (iii) Customs & Regulatory Compliance; (iv) GLN Services; and (v) Broker & Forwarder Enterprise Systems.

(i)                                    Routing, Mobile & Telematics

Descartes Routing, Mobile & Telematics suite supports the closed-loop process associated with planning, tracking, measuring, delegating and optimizing the use of assets and people that are involved in the movement of goods. These solutions can improve productivity and reduce fuel, vehicle and labor costs. The suite helps address business challenges including the following: (1) strategic planning; (2) daily planning; (3) pickup/delivery reservations; (4) dispatch and mobile solutions; (5) commercial fleet navigation; (6) reporting and measuring; (7) sales and merchandiser management; and (8) telematics and compliance.

(1)                                   Strategic Planning:  Descartes Sales & Territory Planner™ and Descartes Area Planner™

For strategic planning of recurring pickups or deliveries, Descartes Sales & Territory Planner performs complex service scheduling that simultaneously considers daily, weekly and multi-week deliveries, as well as holidays and other non-working days. It also evaluates geographic distribution and sales potential for each customer to help establish optimal territories and routes. Factors considered include minimizing travel time and related costs, and balancing opportunities across members of the sales team. Additional parameters such as stops, distance and sales volume can also be used to help determine routes and route schedules for sales, delivery or both.

For strategic planning of highly variable pickups and deliveries, Descartes Area Planner utilizes historical demand with algorithms to create models of demand density patterns.  Those patterns are used to create territory and route plans.  Descartes Area Planner takes into account service levels and delivery product types and is able to test the territory and route plan’s resilience to change. Descartes Area Planner typically is used to generate multiple plans to fit daily, seasonal or business cycle driven demand variability.

(2)                                   Daily Planning:  Descartes Route Planner™, Descartes Route Planner RS™, Descartes Route Planner On-demand™ and Winroute™

As each new order is placed, our daily planning solutions re-optimize in real-time, allocating resources to help maximize operating efficiencies, deliver priority service to the most profitable accounts and routes, and maintain overall customer service objectives. Our daily planning solutions are designed to integrate with existing order management or transportation planning systems, and can help companies reduce costs as a result of shorter routes, reduced fuel consumption and enhanced fleet utilization. Descartes’ comprehensive offering addresses a broad range of operational environments that can vary across different industries.

(3)                                   Pickup/Delivery Reservations:  Descartes Reservations™

Descartes Reservations facilitates on-line scheduling of deliveries or service — either for self-service or as a decision support tool for customer service agents. It helps companies to effectively tailor service to the demands of key customers while helping to achieve internal profitability goals. Descartes Reservations also confirms that requests can be met and schedules in the appointment, making Descartes Reservations an effective capable-to-promise tool.

(4)                                   Dispatch Mobile Solutions:  Descartes MobileLink™, Descartes Dispatch™, Descartes Dispatch RS™ and Descartes Automated Vehicle Locator™ (“AVL”)

Descartes MobileLink provides integrated two-way wireless communication and supports active and passive monitoring capabilities for enhanced logistics execution. By combining route planning and a free flow of information between dispatchers and the field, Descartes MobileLink extends the traditional route planning process and provides real-time visibility into the execution of the plan. Descartes Dispatch and Descartes Dispatch RS facilitate the assignment and execution of pre-planned and same-day pick-ups and deliveries. Descartes AVL helps improve customer responsiveness through real-time status updates, forward predictability and enhanced exception alerting, which can reduce the need to track every aspect of a schedule and instead emphasize the implications of service interruptions and exceptions.  The combination of Descartes MobileLink, Descartes Dispatch and Descartes AVL form the core of plan versus actual performance evaluation and continuous logistics improvement.

(5)                                 Commercial Fleet Navigation:  Descartes Mobium GPS Navigation™

Descartes’ Mobium GPS Navigation™ solution was specifically designed for businesses. Unlike navigation systems for the consumer market, Descartes Mobium GPS Navigation features centralized real-time fleet management, automated license provisioning, over-the-air updates, and easy integration with business applications already on a mobile device.

(6)                                 Reporting and Measuring:  Descartes Reporting Services™

Descartes Reporting Services helps companies create and distribute reports within an organization or to suppliers, vendors, sub-contractors or carriers. It provides a simple, secure way to create customized delivery statistics and metrics. It can help simplify the creation and management of supply chain scorecards and, as a byproduct, can help identify best practices.

(7)                                 Sales and Merchandiser Management: Descartes Sales and Merchandiser Management™

Descartes Sales and Merchandiser Management enables resource planning, route building and optimization, and tracking across delivery operations and mobile workforces, including sales representatives, territory managers and merchandisers. Descartes Sales and Merchandiser Management facilitates weekly activity planning, delivery status visibility for merchandisers and sales representatives, actual distance driven, in-store time calculation and work data collection, and consolidated performance reporting. Performance data can be uploaded to corporate payroll and expense reporting systems to ensure appropriate payments are being made for resource performance. Descartes Sales and Merchandiser Management improves sales and merchandising productivity, cuts costs and improves customer service.

(8)                                 Telematics and Compliance: Descartes Telematics and Compliance™ and Descartes Smartanalysis™

Descartes’ Telematics and Compliance solutions offer next generation EOBR devices that can continuously monitor performance of vehicles and drivers. Robust functionality for automation of driver logs and reporting on driver hours HOS regulatory compliance helps increase workforce productivity and reduces or eliminates excess paperwork and processing times. In Europe, Descartes’ Smartanalysis™ product is a leading tachograph analysis and compliance management solution. It is used by road transport operators of all sizes to meet legal obligations and comply with Europe’s complex driver HOS regulation, the EU working-time directive.

(ii)                                Transportation Management

Descartes’ Transportation Management provides robust, network-based, modular, end-to-end multimodal functionality that spans the entire shipment lifecycle. We streamline and support our customers’ ability to turn purchase or sales order fulfillment into transport orders, manage carrier contracts, optimize and execute transportation plans, connect to trading partners, control the flow of prepaid freight, track shipments and inventory, audit freight and manage supplier/carrier performance. The suite addresses unique requirements across truck, air, ocean or parcel modes.

Descartes Transportation Manager™

Descartes Transportation Manager facilitates efficient planning and execution of shipping and warehouse activities at multiple touch-points in the distribution process. It helps logistics managers, shippers and third parties simultaneously evaluate shipment alternatives to find efficient shipping methods. It is a solution that scales from the loading dock to the enterprise, providing up-to-date rates that allow the customer to both make efficient shipment decisions and comply with carrier manifesting and labeling requirements. The pick, pack and ship capability helps our customers manage small parcel shipments with postal services, a variety of small-package delivery carriers and over 150 less-than-truckload carriers. It optimizes transportation purchases for both operational effectiveness and cost efficiency, and helps answer tough questions such as: “How can I effectively use all of my carrier contracts?”; “Who is the most suitable carrier in this mode to handle my shipment?”; “What shipments can I combine to lower my costs?”; and, “What combination methods should I use - aggregation, multi-stop routes or pooling?”

Descartes Dock Appointment Scheduling™

Descartes Dock Appointment Scheduling is a collaborative solution that enables shippers, carriers and consignees to schedule dock door appointments. It streamlines the dock appointment process by distributing the responsibility for scheduling from the warehouse to carriers and suppliers. By ensuring all supply chain partners are involved in the process and have visibility into requested, scheduled and rescheduled dock appointments, this solution optimizes receiving operations for inbound shipments to a warehouse.

Descartes Yard Management™

A module of Descartes Transportation Manager, Descartes Yard Management enables shipping and receiving staff, gate guards and yard jockeys to more effectively manage the movement of trailers and identify inventory in the yard.  Designed to work seamlessly with Descartes Transportation Manager, Descartes Yard Management provides command and control of yards of all sizes.

Descartes eCellerate™

Descartes eCellerate is a collaborative solution that helps to simplify the complexities of managing international trade. Customers using the solution can better manage shipments and multiple parties can view and collaborate to manage purchase orders, commercial invoices, ship orders, bookings, shipments, customs compliance and other regulatory and security filings.

Descartes Rate Builder™

Descartes Rate Builder is a solution that helps carriers and NVOCCs manage global rates, contracts and rate agreements more efficiently and meet regulatory obligations. Descartes Rate Builder enables companies to create, revise, store and distribute rates via the Internet. Once they are generated, Descartes Rate Builder stores all rates in a central database with controlled access privileges. Carriers can designate a “contract owner” who can allow multiple users to contribute during the drafting of a new contract or amendment. NVOCCs can effectively manage a global rate network and help enable logistics service providers (“LSPs”) to create and manage both buy-side and sell-side rates digitally, enforce a standardized global pricing policy and implement a global rate request process.

Descartes Ocean Freight Audit™

Descartes Ocean Freight Audit takes bills of lading messages and automatically audits them against the digitized ocean contracts in Descartes Rate Builder to help eliminate the manual audit processes for ocean freight invoices.

Descartes WebSimon™ and MyWebSimon™

Descartes WebSimon enables ocean carriers to securely manage their own rate (pricing information across a global enterprise) and retrieve ocean transportation rules, inland charges, locations, service contracts, rates and all related surcharges. Users can look up a rate for a specific ocean movement, and any additional connected rail or road movements. They can also determine the cost associated with the movement and save, forward, or print the results. MyWebSimon, a branded extension of Descartes WebSimon, is intended for use by the carrier’s customers via the carrier’s own web site. It offers functionality similar to Descartes WebSimon and enables the carrier to showcase its own logo and screen colors, with our solution serving as the behind-the-scenes technology enabler. Descartes WebSimon and MyWebSimon also allow users to create booking requests online.

Descartes Bookings and Reservations™

Descartes’ centralized booking portals provide visibility into rates, contracts, and shipment details from global locations to enable more informed decision-making and contract development. Carriers can distribute product, routing, capacity and rate information to forwarders 24/7 in real-time, while forwarders can access carrier information and make electronic bookings via a simple web browser. Integration of cost tables with contracts also allows for deeper analysis to improve asset utilization and overall margins. Additionally, our host-to-host service enables forwarders to execute bookings from within their own in-house systems. Descartes Bookings and Reservations services include the Descartes Global Freight Exchange and Descartes CargoBooker.

(iii)                            Customs & Regulatory Compliance

Our Customs & Regulatory Compliance solutions help companies meet regulatory requirements for international shipments and the necessary customs declarations and security initiatives. We offer different methods to transmit shipment information directly to customs authorities or to the carriers who may be compiling data for security filing, which helps to ensure the smooth delivery of cargo as it moves through ports and airports, and ultimately to the end customer.

Descartes Advanced Manifest Service™

For carriers, freight forwarders, NVOCCs and shippers, Descartes’ Advanced Manifest Service offers a solution to enable firms to comply with US, Canadian, European, Chinese, Mexican, Colombian and Peruvian customs security initiatives. To accommodate customers’ varying technical capabilities, we offer options that range from a user-friendly web form that permits manual entry of cargo manifest information to a tightly integrated system-to-system electronic data interchange (“EDI”) connection.

Descartes Export Compliance™

Descartes’ Export Compliance suite offers denied party screening, license validation and audit for all international trading partners.  The requirement to screen parties for acceptability for receipt of product and the proper use of export licenses is essential. This service operates to support the US and EU requirements for export.

Descartes Border Compliance™

Descartes Border Compliance provides customs compliance services to assist transportation providers and LSPs with imports and/or exports to Canada, the US, India and the Netherlands. Through our Viatrade Service, the GLN now offers an enhanced range of services to help carriers and LSPs negotiate increasingly complex document exchange requirements brought about by new international security initiatives and tightened borders. In addition, Descartes Border Compliance services enable customs brokers to receive electronic manifests and invoices from carriers so the manifest can be mapped to the Canadian and US customs release systems.

Descartes Importer Security Filing™

Descartes Importer Security Filing helps carriers, importers and their customs brokers easily and electronically manage shipment information and comply with US customs requirements to electronically submit shipment information for inbound ocean cargo.

Descartes Ocean Tariff Compliance™

Descartes Ocean Tariff Compliance helps ocean carriers comply with US Federal Maritime Commission requirements, and also helps manage the rate information for cargo that moves according to the terms of a privately-negotiated service contract or NVOCC Service Arrangement rather than the public rates of a tariff.

Descartes Electronic In-Bond™

Specifically for carriers, Descartes Electronic In-Bond helps transmit the necessary advance electronic cargo information to CBP regarding inbound shipments prior to their arrival in the US. Using approved EDI protocols for the transmission of advance cargo information, we help carriers complete the requirements for filing, and receive in-bond movement authorization within minutes instead of hours or even days.

Descartes EDItrade™ Compliance

Descartes EDItrade Compliance enables the importer/exporter community to complete necessary audits, correct data, keep a modification history and report on the data integrity necessary to remain compliant with US customs laws.

Descartes Global Security Compliance™

Descartes’ Global Security Compliance framework is designed as a single platform for the monitoring, audit and corrections of security filings and declarations made on a global basis. Operating from a single data set from our customers, the solution routes, validates and transmits security filings to the appropriate government agency and then returns results for review.

Descartes ACAS Solution™

Descartes ACAS Solution is a cloud-based solution that complies with the Air Cargo Advanced Screening (“ACAS”) pilot project performing security threat threshold targeting via pre-departure review of air cargo information.  It uses the GLN to collect house bill information directly from forwarders’ enterprise systems to file directly to CBP without manual intervention thereby increasing data quality.  Air forwarders also have the option to utilize web based tools to create and update additional required data. Embedded master reference data is used to perform data validation and value added compliance services, such as denied party screening, are available to identify potential risk issues with trading partners.

Descartes Customs Warehouse Management™

Descartes Customs Warehouse Management solution can play an integral role in simplifying procedures associated with customs warehousing, while taking advantage of the maximum available benefits. This on-demand solution is specifically designed to allow users to manage goods stored under the customs warehouse procedure, by storing information on imported goods and accounts, tracking all movement and activity, and enabling a more accurate and timely electronic declaration processing. Customs warehousing is used by many organizations as a means to suspend/defer import duties and/or value-added tax on goods entering the EU. It is an effective and efficient means of enabling importers to choose an optimum time to clear goods and pay duties or re-export them outside of the EU.

Descartes KSD Global Customs & Transport™

Descartes’ KSD Global Customs & Transport (“GCT”) suite provides its customers with European-centric customs declaration, security filing, transportation management and freight forwarding technology solutions on both a SaaS basis and a deployed model. The GCT platform supports fiscal customs filing in 18 countries and security filings in all 27 EU member states.

(iv)                             Global Logistics Network Services

GLN services simplify cargo and freight management by providing electronic services to the cargo industry and to companies who engage in international and domestic transportation activities. GLN provides a secure and reliable transaction exchange plus connectivity services that include trading partner on-boarding programs, data standards and protocol conversion, transportation-specific document compliance, audit and error checking, and archiving. We offer several document management, connectivity and community services including:

Descartes LogiMan™

Descartes LogiMan simplifies cargo management by providing comprehensive global visibility and statistical monitoring services of air, truck and ocean freight shipments. It links the cargo transportation chain from cargo booking to final delivery confirmation, helping to improve freight management efficiency, reduce costs for participants and improve customer responsiveness.

Descartes CargoAssist™ (formerly Descartes PC Pro™)

Freight forwarders use Descartes CargoAssist to improve freight booking, send electronic waybills and ensure that consignments are handled quickly and efficiently at freight terminals around the world. We provide freight forwarders with access that connects them with their customers and logistics partners.

Descartes e-Pouch™

As part of the Descartes air cargo solution suite, Descartes e-Pouch integrates with applications for bookings, shipment monitoring, quality performance reporting and customs filing to provide a central repository that enhances electronic document exchange connections between back-office system and trading partners. Descartes e-Pouch provides users with the functionality to facilitate the sharing of information with approved parties, automate routine interactions, help flag problems at an early stage and provide a repository for retrieval of completed deliveries.

Descartes webDocs™

Freight forwarders use Descartes webDocs’ web forms to help improve air freight booking processes, send electronic waybills and distribute freight messages with the required information directly to the air carriers. Descartes webDocs gives forwarders access to electronic web forms that enables quick and easy creation of the various documents and electronic messages that are dictated by the industry, such as the International Air Transport Association’s (“IATA”) e-freight requirements. The solution also provides forwarders with the ability to easily create messaging documents such as master airway bill, house airway bill and labels and transmit these documents electronically to the air carrier.

Descartes Message Quality Monitor™

Descartes Message Quality Monitor uses the power of the GLN to connect to major airlines and monitor the message flow to and from back-office systems. We display error messages and received status events, enabling users to take immediate action for any discrepancies.

Descartes Data Integrity Services™

Descartes Data Integrity Services continuously monitors messages and their delivery to trading partners to identify and report errors. Once an error is identified, we contact trading partners and coordinate the correction and re-submission of inaccurate data. The service also provides periodic summary reports by trading partner, message type and error type.

Descartes Cargo 2000™

Descartes Cargo 2000 allows customers to monitor shipments at a master air waybill level from airport to airport, assisting customers in complying with IATA Cargo 2000 certification process. Information provided by the system includes quality report compilation, shipment status, exception alerts, route map creation, and departure time reporting. This information enables better decision-making for fulfilling customer expectations and ensures standardized processes for improved service levels.

Descartes Highway Carrier Portal™

Descartes Highway Carrier Portal is a cost-effective and efficient solution designed to help carriers without EDI capabilities, shippers, and freight payment agencies (“FPAs”) realize all the benefits of EDI capabilities without the complexity of in-house solutions. The solution is a web-based information service that facilitates the collaboration and automation of load tendering and freight payment between highway carriers and shippers (or FPAs representing them). The carrier portal bridges the gap between EDI-enabled back office systems of shippers and FPAs and less automated carriers.

Descartes GLN eArchiving™

Descartes GLN eArchiving enables customers to store and archive electronic documents in an “electronic safe”. This electronic safe is accessible from the GLN via which relevant documents can be forwarded to customer’s data warehouse to company with standards and document retention policies.

Descartes Port Community Services™

Descartes Port Community Services assist in improving cargo clearance and management operations for local port communities and their trading partners by connecting and streamlining information exchange between ocean carriers, inland carriers, forwarders, shippers, terminal operators, and port and customs authorities.

Descartes Global Data Catalog Connect™

Descartes’ Global Data Catalog Connect provides retail/supplier collaboration, product catalog management and electronic business-to-business messaging. It is a web-based application that helps in the upload, manage and exchange of data. It offers the ability integrate with industry standard data pools like GS1DAS for automation of electronic product catalogue functionality.

Descartes B2BNet™

The Descartes B2BNet platform serves a diverse community of trading partners, helping them connect, collaborate and seamlessly exchange electronic data. The platform also provides e-invoicing and e-archiving functionality essential in international trade and transportation transactions.

(v)                                 Broker & Forwarder Enterprise Systems

Descartes’ Broker & Forwarder Enterprise Systems are designed to help brokers and forwarders more efficiently run complex international operations. Our on-demand solutions enable large and small organizations to take advantage of robust capabilities for bookings, security filings and customs entries, shipment and financial management.  They automate the collection of shared data and multi-party shipment processes as well as help brokers and forwarders extend the command of operations with their logistics partners to help meet their delivery performance objectives.

Descartes ITMR4™ Canadian Customs Brokerage Suite

Descartes ITMR4 Canadian Customs Brokerage Suite is an on-demand, enterprise level software solution that handles functions that a customs broker, freight forwarder or self-filing importer typically uses to manage its operations. Those operations include documentation filing, accounting, financial reports, imaging, e-billing and web tools for tracking and tracing, reporting and data entry.

Descartes EDItrade™ Customs Link

Descartes EDItrade Customs Link allows custom brokers and self-filing importers to collect data and prepare it for US customs automated broker interface entries, including remote location filing and post-entry compliance and supportive modules, to streamline the process and create transparency.

Descartes European Brokerage and Declaration

Descartes’ European Brokerage & Declaration solution helps simplify the complexities of customs clearance in the European market. Descartes’ solution is Authorized Economic Operator compliant. It has a variety of modules to handle export management, import management, creation of the Single Administrative Document for normal or simplified procedures, incoming and outgoing transit declarations, connectivity to the New Computerized Transit System and facilitates compliance with different member state customs authorities’ requirements.

Descartes OneView™ Forwarder Enterprise & Customs House Brokerage Solution

Descartes OneView Forwarder Enterprise Solution is a powerful application that allows freight forwarders, NVOCCs and third party logistics service providers to effectively coordinate air, truck and ocean import/export shipments. It supports end-to-end planning and execution of international shipments, including leveraging system data to prepare and submit customs entries and cargo security filings to CBP.

Descartes ForwarderLogic™

Descartes ForwarderLogic is a cloud-based solution that provides comprehensive back-office functionality and real-time information exchange for LSPs handling all modes (air, ocean, truck), inland/international import and export shipments from purchase orders all the way to warehousing and final delivery.

Descartes Integrated Customs for Europe (“ICE”)™

Descartes ICE is designed for larger, multi-national corporate forwarders with their own global forwarding software looking for a pan-European system for frontier import, export and transit customs, combined with duty management for the UK Customs Freight Simplified Procedures.

Descartes NetFreight™

Descartes NetFreight is a multi-modal, freight forwarding and logistics software package aimed at the independent freight forwarder looking to combine freight management, UK customs filing, warehouse management and customer relationship management in an integrated web-based software system.

Consulting, Implementation and Training Services

Our consultants provide a variety of professional services to customers. These services include project management and consulting services to assist in configuration, implementation and deployment of our solutions. We offer a variety of site-specific technical and consulting services to assist in all phases of the implementation process. We also provide assistance in integrating our products with the customer’s existing software. In addition, we offer training services that provide customers with a formalized program to ensure that applications are implemented and utilized in an efficient and cost-effective manner.

Customer Service and Support and Maintenance

We provide worldwide support to our customers through our central support system. Customer support can be available 24-hours-a-day, 7-days-per-week via telephone, fax, online customer portal or email.

4.3                               Revenue Sources

We generate our revenues from sales of each of the services and products identified in the previous section, which are sometimes sold on a stand-alone basis and sometimes sold as bundles of services and products. As such, we do not measure our revenues by the particular services or products referenced above. Instead, we measure our revenue performance based on whether the customer is buying a license to our technology, or is buying technology services or other services from us. Based on this, our revenues are measured in two categories: services revenues and license revenues. Services revenues are principally comprised of  the following: (i) ongoing transactional fees for use of our services and products by our customers, which are recognized as the transactions occur; (ii) professional services revenues from consulting, implementation and training services related to our services and products, which are recognized as the services are performed; (iii) maintenance, subscription and other related revenues, including revenues associated with maintenance and support of our services and products, which are recognized ratably over the subscription period; and (iv) hardware revenues, which are recognized when hardware is shipped. License revenues are derived from perpetual licenses granted to our customers to use our software products.

We review our expected results and performance, make decisions about resources and generate discrete financial information at the single enterprise level. Accordingly, we have determined that we operate in one business segment providing logistics solutions. The following table provides revenue information by revenue source for fiscal 2014 and 2013:

	Fiscal year ended January 31
	2014		2013
Revenues	Amount (in millions)	Percentage of Total Revenues	Amount (in millions)	Percentage of Total Revenues
Services	$137.8	91%	$116.8	92%
License	13.5	9%	10.1	8%
Total revenues	$151.3	100%	$126.9	100%

4.4                               Customer Base

Our customers are globally diverse, located in the Americas, Europe, Middle East and Africa (“EMEA”) and Asia Pacific regions. Customers range from small- and medium-sized enterprises to established “blue-chip” leaders across a variety of industry verticals. We have a large customer base of transportation carriers, third-party logistics providers, freight forwarders, NVOCCs and customs brokers. Other customers include government customs and census agencies, manufacturers, retailers, consumer products suppliers, wholesale distributors, and companies in industries such as healthcare, recycling/waste management, pharmaceuticals and oil and gas.

The following table provides revenue information by geographic region based on the location of our customers:

	Fiscal year ended January 31
	2014		2013
Revenues	Amount (in millions)	Percentage of Total Revenues	Amount (in millions)	Percentage of Total Revenues
United States	$68.9	46%	$60.4	48%
Europe, Middle-East and Africa (“EMEA”), excluding Belgium and Netherlands	33.1	22%	16.9	13%
Belgium	14.9	10%	15.7	12%
Netherlands	14.5	10%	12.4	10%
Canada	14.4	9%	14.2	11%
Asia Pacific	4.5	3%	6.2	5%
Americas, excluding Canada and United States	1.0	0%	1.1	1%
Total revenues	$151.3	100%	$126.9	100%

4.5                               Sales and Marketing

(a)                                 Sales Force

Our sales force is expected to sell across our solutions, targeting specific industry verticals and geographies. At present, we sell most of our products and services through a direct sales team that is focused primarily on the North American and EMEA markets. Our direct sales presence in Asia Pacific is growing with resources in China, Hong Kong and Japan. As at January 31, 2014, we employed a total of 70 individuals in sales and marketing and had relationships with approximately 50 distributors and resellers.

We are headquartered in Waterloo, Ontario, Canada, with additional representative offices in Canada in Ottawa, Ontario; Toronto, Ontario; Windsor, Ontario; and Montreal, Quebec. Our primary representative offices in the United States are in Irvine, California; Miami, Florida; Atlanta, Georgia; Silver Spring, Maryland; Midland Park, New Jersey; and Pittsburgh, Pennsylvania. In Europe, our primary representative offices are in Ghent, Belgium; Lier, Belgium; Naestved, Denmark; Glostrup, Denmark; Antony, France; Amersfoort, Netherlands; Woerden, Netherlands; Oslo, Norway; Rolvsoy, Norway; Zilina, Slovakia; Ljubljana, Slovenia; Madrid, Spain; Stockholm, Sweden; Malmo, Sweden; Goteborg, Sweden; Murten, Switzerland; Chippenham, UK; Aylesbury, UK; and Cadnam, UK. In Asia Pacific, our primary representative offices are in Hong Kong; Tokyo, Japan; Suzhou, China; and Shanghai, China.

(b)                                 Strategic Marketing Alliances

Through our United by Design alliance program, we also form strategic partnerships with various companies in different geographic markets, in different industries and for different products with the goal of expanding our market base. Typically, an alliance participant will market our products in certain geographic and vertical markets and refer customers to us, in exchange for a fee in respect of new customers generated by the alliance participant. Additionally, we have established several working relationships with telecommunication companies, management consulting firms, and complementary hardware and software firms.

Channel partners, such as distributors and value-added resellers, play a central role in our strategy to address global customers, particularly in the Asia Pacific region and in Latin America with our delivery management solutions.

4.6                               Research and Development

We believe that our future success depends in large part on our ability to maintain and continually enhance our current product lines and form tight integrations with our applications on our logistics technology platform. Accordingly, we invest in product development to ensure that sufficient resources are focused on developing new products or enhancing our existing products. We also believe that it is important that our technology keeps pace with evolutions in hardware, applications and services that enable us to operate and deliver our own services at lower cost. In fiscal 2014, we incurred research and development expenses of approximately $25.9 million, or approximately 17% of our annual consolidated revenues for 2014.

We have made substantial investments in research and development over the last several years. We believe that our ability to enhance existing applications, develop and introduce new applications that keep pace with technological advances, meet changing customer requirements, respond to competitive products and achieve market acceptance is pivotal to our growth and future financial performance.

Our research and development program requires in-depth knowledge of logistics, supply chain and customer know-how from business analysis, network operations and design, technical design, and quality assurance. Particular expertise in solving operations research or logistics problems is a benefit to us, as is practical experience in dealing with the day-to-day challenges that our customers face in dealing with logistics providers and deliveries in general. We believe that we are well positioned to address our customers’ requirements with our existing complement of resources; however, we continue to evaluate potential new employees to help us expand or expedite our development processes as needed.

To build applications, we have implemented an application development process based on size, deployment mode and complexity. For our smaller, less complex applications as well as for our network services and SaaS solutions, we have adopted an approach centered on frequent, smaller application updates. With the applications and solutions being deployed in our own, known environment and technology infrastructure, we are able to minimize development time otherwise needed to accommodate the myriad of platforms that an application may be used over. Using this approach, most of our smaller, less-complex applications, messaging frameworks, and regulatory compliance filing services were updated in fiscal 2014 as part of the update to the Logistics Technology Platform.

For our larger more complex applications, we have adopted a six- to twelve-month release cycle. The cycle requires one to two months for solution analysis and design, three to seven months for building, one to two months for review and quality assurance testing, and one month for packaging the application and training our pre-sales and post-sales representatives. Using this six- to twelve-month release schedule, most of our larger and more complex generally available products and solutions were enhanced in fiscal 2014.

We currently plan to provide one or more releases for our generally available products in fiscal 2015 in alignment with the release schedules outlined above. Enhancements not yet generally commercially available are in internal preproduction releases and systems. Once our internal testing is complete and, where applicable, additional testing is done with select customers, we will release the enhancements for general commercial use. We estimate that the costs for the research and development activities for these enhancements will not result in any significant increase relative to our historical expenditures on research and development activities.

We continue to build and develop our network infrastructure to enhance our delivery of services to our customers. We are actively executing our internal ‘One Networked Enterprise’ initiative whereby we are consolidating legacy network infrastructure acquired as part of previous acquisition activities. We anticipate continuing this initiative through fiscal 2015, including the advancement of additional integration activities resulting from adding acquisitions. To facilitate these advancements in integration activities, we continue to invest in our integration platform with a specific focus on decoupling business logic from the presentation layer.

4.7                               Competition

Although we have experienced limited competition to-date from companies with broad application suites with comparable capabilities, the market for our applications is nevertheless highly competitive and subject to rapid technological change. As such, we expect competition to increase in the future. On an application-by-application basis, especially in markets where similar technology has been available for some time, such as routing software and value-added networks, we do experience competition from established vendors. However, we have found that our particular expertise in solving complex logistics problems on a network basis has enabled us to remain competitive. On a geographic basis, we experience competition from both multinational companies and local competitors. We face some disadvantage in entering new markets where competitors may have existing solutions with user interfaces that are advanced in local language presentation. To maintain and improve our competitive position on a global basis, we continue to develop and introduce new applications with the functionality to be easily adapted to local user interface needs (either by Descartes or its distributors in a particular region).

We compete or may compete, directly or indirectly, with the following: (i) application software vendors positioned as supply chain execution, such as the now combined RedPrairie and JDA Software; (ii) internal development efforts by corporate information technology departments; (iii) middleware vendors that provide integration software, such as Software AG (formerly Webmethods, Inc.); (iv) application software vendors, including enterprise resource planning software vendors who may expand their current offerings into supply chain network service offerings, some of whom may from time to time jointly market our products as a complement to their own systems, such as SAP AG, Oracle Corporation and Infor Global Solutions, Inc.; (v) other business application software vendors, including supply chain planning software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with, independent developers of supply chain network solutions, particularly on the execution (rather than planning) side, such as Manhattan Associates, Inc., Roadnet Technologies Inc., Telogis and Ortec; (vi) other telematics solution providers, such as Fleetmatics, Omnitracs, XRS and Trimble Navigation; (vii) other value-added messaging networks, such as Global eXchange Services, Inc., Kleinschmidt Incorporated and CHAMP Cargosystems; (viii) cargo booking portals, such as Cargo Portal Services operated by Unisys Corporation, INTTRA and GT Nexus; (ix) other customs compliance and forwarder back-office solution providers, such as Kewill and Cargowise; and (x) other customs and security declaration providers, often specialized in particular domestic markets, such as AEB GmbH and MIC Datenverabeitung GmbH. We also expect to face additional competition as other established and emerging companies enter the market for logistics technology solutions and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish co-operative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers.

We believe the principal competitive factors affecting the market for our solutions include vendor and product reputation; expertise and experience in implementing products in the customer’s industry sector; product architecture, functionality and features; cost of ownership; ease and speed of implementation; customer support; product quality, price and performance; and product attributes such as flexibility, scalability, compatibility, functionality and ease of use. In order to be successful in the future, we believe we must continue to respond promptly and effectively to technological change and competitors’ innovations.

4.8                               Intellectual Property and Other Proprietary Rights

We believe our success depends significantly on our proprietary technology. With our recent acquisitions of KSD, Compudata, Impatex and Computer Management, and other acquisitions that we have completed, we have enhanced our intellectual property portfolio. We continue to rely primarily on a combination of patent, copyright, trademark and trade secret laws, license agreements, non-disclosure agreements and other contractual provisions to establish, maintain and protect our proprietary rights in our products and technology. Some registered forms of protection, such as patents, copyright and trademark registrations, have a limited period of protection determined by the applicable law governing the registration. Other contractual forms of protection, such as license and non-disclosure agreements, have a limited contractual period of protection. The source codes and routing algorithms for our applications and technology are protected both as trade secrets and as unregistered copyrighted works with indefinite periods of protection. We currently have one US patent for technology used in our dynamic vehicle routing application and have rights in one US patent for certain technological processes contained in our network architecture, each with a limited period of protection determined by the applicable laws governing the patents. We have registered or applied for registration of certain trademarks and service marks with limited periods of protection, and will continue to evaluate the registration of additional trademarks and service marks as appropriate.

We also utilize certain other software technologies, such as geographic data, shipping rate data, shipping mile data, sailing schedule data and global tariff and duty data, translation applications and business intelligence applications that we license from third parties, generally on a non-exclusive basis, including software that is integrated with internally developed software and used in our products to perform key functions. These third party licenses generally require the payment of royalties based on sales of the product in which the technology is used.

Our network customers may use electronic logistics information generated by the customer, or by third parties on behalf of the customer, in connection with the customer’s use of our network services. Our customers are responsible for procuring and paying for the generation of such electronic logistics information and the right to use such electronic logistics information in connection with our network services.

4.9                               Contracts

(a)                                 Customer Contracts

We provide our GLN services to our customers primarily by way of written subscription agreement. The subscription agreement sets out the applicable terms and restrictions on use of the service, the length of time the customer can use the service, and the applicable fees to be paid by the customer. Typically, these subscription agreements renew at a customer’s option and, in some cases, are subject to earlier termination by the customer on appropriate notice.

We license our software products to our customers primarily by way of written license agreements. The license agreements specify the applicable terms and restrictions on use of the software, the terms and conditions of any enrolment by the customer in our software maintenance program, and the applicable fees to be paid by the customer.

We depend on our installed customer base for a significant portion of our revenues. We have significant contracts with our license customers for ongoing support and maintenance, as well as significant service contracts that provide recurring services revenues to us. An example would be our contract to operate the US Census Bureau’s Automated Export System, AESDirect. In addition, our installed customer base has historically generated additional new license and services revenues for us. Service contracts are generally renewable at a customer’s option, and there are generally no mandatory payment obligations or obligations to license additional software or subscribe for additional services.

If our customers fail to renew their service contracts, fail to purchase additional services or products, or consolidate contracts with acquired companies, then our revenues could decrease and our operating results could be adversely affected. Factors influencing such contract terminations could include changes in the financial circumstances of our customers, dissatisfaction with our products or services, our retirement or lack of support for our legacy products and services, our customers selecting or building alternate technologies to replace us, and changes in our customers’ business or in regulation impacting our customers’ business that may no longer necessitate the use of our products or services, general economic or market conditions, or other reasons. Further, our customers could delay or terminate implementations or use of our services and products or be reluctant to migrate to new products. Such customers will not generate the revenues we may have anticipated within the timelines anticipated, if at all, and may be less likely to invest in additional services or products from us in the future. We may not be able to adjust our expense levels quickly enough to account for any such revenues losses. Our business may also be unfavorably affected by market trends impacting our customer base, such as consolidation activity.

(b)                                 Outsourcing Contracts

We deliver some of our GLN services over our proprietary networks, which are hosted by commercial hosting and co-location providers such as, Q9 Networks Inc., Level 3 Communications NV, and Evry AS. These hosting and co-location contracts, on which we are substantially dependent as they relate to the delivery of our network services, typically contemplate services to be provided for a term at a defined service level, with applicable rights of termination and renewal. We typically pay monthly fees under these contracts, some of which are based on the volume of network activity flowing through the hosting provider. If any of these contracts were terminated without our consent, we could incur substantial costs in migrating to an alternate hosting provider. In such an event, the costs and related management effort could materially adversely affect our operating results and the services that we provide to our customers.

4.10                        Employees

As at January 31, 2014, the Company employed 836 employees including 787 full-time staff. Of the 787 full-time staff, 265 of the individuals were engaged in customer service roles (which includes customer support, activations and implementation services), 240 were in research and development roles, 70 were engaged in sales and marketing roles, 130 in network and product support roles and 82 were in general administration roles. Geographically, 415 employees were located in North America, 362 were located in Europe, and 10 were located in the Asia Pacific region.

4.11                        Risks Associated with Foreign Sales and Exchange Rate Fluctuations

In fiscal 2014, sales outside of the Americas accounted for approximately 45% of our total revenues. Our international revenues are subject to risks associated with foreign sales, including longer collection times from foreign customers, difficulty in repatriating cash from foreign jurisdictions, unexpected changes in legal and regulatory requirements, export restrictions, changes in tariffs, exchange rates and other trade barriers, political and economic instability, difficulties in accounts receivable collection, difficulties in management of distributors or representatives, difficulties in staffing and managing foreign operations, difficulties in protecting our intellectual property, seasonality of sales, language issues and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on our business, results of operations and financial condition.

During fiscal 2014, 51% of our revenues were denominated in US dollars, and historically the majority of our revenues have been denominated in US dollars. However, a significant portion of our expenses, including the wages of our non-US employees and certain key supply agreements, have been denominated in Canadian dollars, euros and other foreign currencies. Therefore, changes in the value of the US dollar as compared to the Canadian dollar, the euro, British pound sterling and other foreign currencies may materially affect our operating results. We generally have not implemented hedging programs to mitigate our exposure to currency fluctuations affecting international accounts receivable, cash balances and inter-company accounts. We also have not hedged our exposure to currency fluctuations affecting future international revenues and expenses and other commitments. Accordingly, currency exchange rate fluctuations have caused, and may continue to cause, variability in our foreign currency denominated revenue streams, expenses, and our cost to settle foreign currency denominated liabilities.

4.12                        Risks Associated with Cyclical or Seasonal Aspects of Business

Our business may be impacted from time to time by the general cyclical and seasonal nature of particular modes of transportation and the freight market in general, as well as the cyclical and seasonal nature of the industries that such markets serve. Factors which may create cyclical fluctuations in such modes of transportation or the freight market in general include legal and regulatory requirements, timing of contract renewals between our customers and their own customers, seasonal-based tariffs, vacation periods applicable to particular shipping or receiving nations, weather-related events that impact shipping in particular geographies and amendments to international trade agreements. Since some of our revenues from particular products and services are tied to the volume of shipments being processed, adverse fluctuations in the volume of global shipments or shipments in any particular mode of transportation may adversely affect our revenues. Declines in shipment volumes in the US or internationally likely would have a material adverse effect on our business.

4.13                        Reorganizations

In 2014, 2013 and 2012, we completed various integration and reorganization activities in connection with our acquisitions of KSD, Compudata, Impatex, Exentra, IES, Infodis, GeoMicro, InterCommIT, Telargo and others, including eliminating redundant management positions and canceling certain ongoing operating contracts.

4.14                        Material Contracts

The Company has not entered into any material contracts, other than contracts entered into in the ordinary course of business, within the past year or entered into before the most recently completed fiscal year but still in effect.

4.15                        Code of Business Conduct and Ethics

Our Board of Directors has adopted our Code of Business Conduct and Ethics (“the Code”) applicable to our directors, officers and employees. A copy of the Code is available on our website at http://www.descartes.com and has been filed on and is accessible through the SEDAR website at http://www.sedar.com. The Code sets out in detail the core values and principles by which the Company is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws and our policies and procedures; public disclosure and books and records; use of corporate assets and opportunities; confidentiality of corporate information; reporting responsibilities and procedures; health and safety; anti-corruption; and non-retaliation.

ITEM 5                                                                                                                                                   RISK FACTORS

Reference is made to the section entitled “Certain Factors That May Affect Future Results” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our 2014 Annual Report for the year ended January 31, 2014, made available to all of our shareholders and filed with various securities regulators, which section is incorporated herein by reference. This information is available through the EDGAR website at http://www.sec.gov or through the SEDAR website at http://www.sedar.com.

ITEM 6                                                                                                                                                   MARKET FOR SECURITIES AND RELATED SECURITYHOLDER MATTERS

6.1                               Common Shares

We are authorized to issue an unlimited number of common shares for unlimited consideration. The common shares are not redeemable or convertible. Each common share carries the right to receive notice of and one vote at a meeting of shareholders; the right to participate in any distribution of our assets on liquidation, dissolution or winding up; and the right to receive dividends if, as and when declared by the Board of Directors. As at April 6, 2014 there were 63,670,203 common shares outstanding. The common shares are listed on the TSX under the symbol “DSG” and listed on NASDAQ under the symbol “DSGX”.

6.2                               Transfer Agent and Registrar

The register of transfers of common shares is located in the offices of our stock transfer agent: Computershare Investor Services Inc., 100 University Avenue, Toronto, Ontario, Canada, M5J 2Y1.

6.3                               Dividend Policy

We have not paid any dividends on our common shares to date. We may consider paying dividends on our common shares in the future when operational circumstances permit, having regard to, among other things, our earnings, cash flow and financial requirements as well as relevant legal and business considerations. We are prohibited by the Debt Facility from making a distribution (which includes a dividend) when there is an uncured event of default pursuant to the Debt Facility.

6.4                               Market for Common Shares

Please see the following table that identifies the marketplaces on which our common shares trade, as well as the fiscal 2014 monthly price ranges and volume traded on each exchange:

	Common Shares - TSX		Common Shares – NASDAQ
Month	Price Range (CAD$)	Average Daily Volume	Price Range (US$)	Average Daily Volume
February 2013	$9.06 – 9.53	32,000	$8.75 – 9.49	6,700
March 2013	$9.15 – 10.28	88,500	$8.89 – 9.99	8,200
April 2013	$9.43 – 10.06	41,300	$8.98 – 9.95	9,700
May 2013	$9.95 – 11.63	258,300	$9.94 – 11.90	17,400
June 2013	$10.61 – 12.43	80,900	$10.29 - 11.79	37,000
July 2013	$11.38 - 12.51	37,700	$10.65 - 11.87	7,300
August 2013	$10.93 - 12.62	50,000	$10.46 – 12.55	9,100
September 2013	$11.03 - 12.44	60,700	$10.48 - 11.99	9,600
October 2013	$11.51 - 13.24	78,800	$11.02 - 12.65	8,600
November 2013	$12.23 - 14.87	215,000	$11.10 – 14.69	10,400
December 2013	$13.31 - 15.07	401,300	$12.50 - 14.17	29,400
January 2014	$13.96 - 16.31	163,300	$13.06 - 15.71	14,700

6.5                               Shareholder Rights Plan

On November 29, 2004, our Board of Directors approved a shareholder rights plan (the “Rights Plan”) which was approved by the TSX and was originally approved by our shareholders on May 18, 2005. The primary objectives of the Rights Plan are to ensure that to the extent possible, in the context of an unsolicited take-over bid for of the common shares of our Company, that all shareholders of the Company are treated fairly and to ensure that the Board of Directors is provided with sufficient time to evaluate any such bid for the Company and to assess alternatives to maximize shareholder value that may include, without limitation, the continued implementation of the Company’s long-term strategic plans, as those may be modified by the Company from time to time. The Rights Plan is specifically designed to ensure that the following occurs following an unsolicited take-over bid: (i) there is adequate time for competing bids to emerge; (ii) shareholders have an equal opportunity to participate in such a bid; (iii) shareholders are provided with adequate time to properly assess the bid; and (iv) a reduction in the pressure to tender which may be encountered by a shareholder in the course of a bid. The Rights Plan creates a right that attaches to each present and subsequently issued common share. Until the separation time, which typically occurs at the time of an unsolicited takeover bid, whereby an offeror (including persons acting jointly or in concert with the offeror) acquires or attempts to acquire 20% or more of our common shares, the rights are not separable from the common shares, are not exercisable and no separate rights certificates are issued. Each right entitles the holder, other than the 20% offeror, from and after the separation time and before expiration times, to acquire one of our common shares at 50% of the market price at the time of exercise. The continuation of the Rights Plan must be approved by shareholders every three years. On June 2, 2011, our shareholders approved certain amendments to the Rights Plan and approved the Rights Plan continuing in effect. The Rights Plan will be put to the shareholders for continuation at the annual meeting of shareholders, currently scheduled for May 29, 2014 (the “2014 AGM”). The Rights Plan will expire at the termination of the 2014 AGM unless its continued existence is approved by the shareholders before such expiration. We understand that the Rights Plan is similar to plans adopted by other Canadian companies and approved by their shareholders.

ITEM 7                                                                                                                                                   DIRECTORS AND EXECUTIVE OFFICERS

7.1                               Summary Information

The following table sets forth the name, location of residence and office held by each of our executive officers and directors as at April 6, 2014. Each director is elected at the annual meeting of shareholders or appointed pursuant to the provisions of our by-laws and applicable laws to serve until the next annual meeting or until a successor is elected or appointed, subject to earlier resignation by the director. We do not have an Executive Committee.

Name and Location of Residence	Office Held
Dr. Stephen Watt(2)(3)(4) London, Ontario, Canada	Chairman of the Board

Dr. David Anderson(2)(4) Biddeford, Maine, U.S.A.	Director

David I. Beatson(1)(2) Hillsborough, California, U.S.A.	Director

Eric Demirian(1)(3) Toronto, Ontario, Canada	Director

Chris Hewat(3) Toronto, Ontario, Canada	Director

John J. Walker(1)(4) Wyckoff, New Jersey, U.S.A.	Director

Edward J. Ryan Fort Washington, Pennsylvania, U.S.A.	Chief Executive Officer

J. Scott Pagan	President, Chief Operating Officer and Corporate

Name and Location of Residence	Office Held
Cambridge, Ontario, Canada	Secretary

Stephanie Ratza Waterloo, Ontario, Canada	Chief Financial Officer

Raimond Diederik Waterloo, Ontario, Canada	Executive Vice President, Information Services

Chris Jones Atlanta, Georgia, U.S.A.	Executive Vice President, Marketing & Services

Notes:

(1)                                 Member of the Audit Committee.

(2)                                 Member of the Compensation Committee.

(3)                                 Member of the Corporate Governance Committee.

(4)                                 Member of the Nominating Committee

Information about each of our directors and executive officers, including his or her respective principal occupation during at least the five years preceding January 31, 2014, is as follows:

Dr. Stephen Watt has been a member of our Board of Directors since June 2001. Dr. Watt was appointed Chairman of the Board in December 2013. Dr. Watt previously served as Chairman of the Board of the Corporation from September 2003 to May 2007. Dr. Watt served as Lead Director from June 2011 to December 2013. Dr. Watt has been a professor at the University of Western Ontario since 1997. There, he was chair of the department of Computer Science from 1997 to 2002 and has directed the Ontario Research Centre for Computer Algebra since 1999. Prior to joining the University of Western Ontario, Dr. Watt held positions at IBM T.J. Watson Research (USA), the University of Nice and INRIA (France). Dr. Watt’s research is in the areas of mathematical computing and software, for which he has received several awards, including the 1999 Ontario Premier’s Research Excellence Award and the 2002 Distinguished Research Professorship from the University of Western Ontario. In 2011, Dr. Watt was named Distinguished University Professor of the University of Western Ontario, the university’s highest recognition for academics. Dr. Watt has also served as a director of Waterloo Maple Inc. and of the Fields Institute for Research in Mathematical Sciences. In 2012, Dr. Watt joined the board of directors of Waste Diversion Ontario, a corporation that oversees Ontario’s waste diversion programs.

Dr. David Anderson has been a member of our Board of Directors since June 2011. Since 2003 Dr. Anderson has been managing director of Supply Chain Ventures, LLC, a venture capital and consulting company specializing in marketing, sales and operations software investing. Prior to founding Supply Chain Ventures, from 1990 to 2002, Dr. Anderson was a managing partner at Accenture, a global management consulting, technology services and outsourcing company where he was instrumental in building Accenture’s supply chain management practice in North America, Asia and Europe. Before joining Accenture, Dr. Anderson served as a Vice President in charge of logistics consulting of Temple, Barker & Sloane, Inc. (now Oliver Wyman) and a Vice President of Data Resources, Inc. (now part of IHS/Global Insights, Inc.). Dr. Anderson is a Fellow of the Chartered Institute of Logistics and Transport in the United Kingdom and a Member of the Supply Chain Management Professionals in the United States. Dr. Anderson has been awarded a Bachelor of Arts degree from the University of Connecticut and a Doctor of Philosophy degree in econometrics and finance from Boston College. Dr. Anderson serves on the board of directors of privately-owned U.S. corporations Aiko Biotechnology and Steelwedge Software, Inc., serves as Chairman of Control Group, Inc. and as a director of Placester, Inc. and NBDnano, Inc.  From December 2006 to October 2009, Dr. Anderson was a director of New Vine Logistics, Inc. (“New Vine”). New Vine was a privately-held provider of fulfillment and compliance solutions for direct-to-consumer winery shipments. In July 2009, Silicon Valley Bank, a senior debt holder in New Vine, foreclosed on its debt and Inertia Beverage Group subsequently acquired all of the assets of New Vine in a public auction. On October 23, 2009 New Vine filed a voluntary petition for liquidation under Chapter 7 in the US Bankruptcy Court for the Northern District of California.

David I. Beatson has been a member of our Board of Directors since March 2006. Since August 2001, Mr. Beatson has been head of Ascent Advisors, LLC, a San Francisco Bay Area consulting firm focusing on strategic planning and mergers and acquisitions. From December 2006 to October 2012, Mr. Beatson served as CEO of GlobalWare Solutions, a full-service provider of ecommerce services along with digital and physical supply chain management solutions with operations in North America, Europe and Asia. From June 2003 to April 2005, Mr. Beatson was President and CEO of North America for Panalpina, Inc., a world-leading global transportation and logistics supplier based in Basel, Switzerland. Previously, Mr. Beatson served as Chairman, President and CEO of Circle International Group, Inc., a global transportation and logistics company, and as President and CEO of US-based air and ocean freight forwarder Emery Worldwide. Mr. Beatson serves as an industry representative member of the Executive Advisory Committee to the National Industrial Transportation League. Mr. Beatson is also a director, chair of the audit committee and member of the compensation committee of PFSweb, Inc. (NASDAQ: PFSW), and on several other corporate and industry boards.

Eric Demirian has been a member of our Board of Directors since June 2011. Mr. Demirian is a Chartered Professional Accountant, Chartered Accountant and Certified General Accountant. Since 2003 Mr. Demirian has served as President of Parklea Capital, Inc., a boutique financial and strategy advisory firm providing services to small- and mid-market public and private companies, and President of Demicap Inc., a private investment firm. From 2000 to 2003, Mr. Demirian held the position of Executive Vice President of Group Telecom, Inc. and, from 1983 to 2000, Mr. Demirian was with PricewaterhouseCoopers LLP where he was a Partner and head of Information and Communication Practice. Mr. Demirian serves on the Board and is chair of the audit committee of Enghouse Systems Ltd. (TSX:ESL), is a director and chair of the audit committee of Imax Corporation (NYSE:IMAX) (TSX:IMX), and is a director and chair of the audit committee at Redline Communications Group Inc. (TSX:RDL). Mr. Demirian is a former director and chair of the Audit Committee of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). Mr. Demirian is also a member of the Advisory Council for the Ted Rogers School of Management at Ryerson University.

Chris Hewat has been a member of our Board of Directors since June 2000. Mr. Hewat has been a partner at the law firm of Blake, Cassels & Graydon LLP (“Blakes”) since 1993, having joined the firm in 1987. Mr. Hewat’s practice consists of advising on securities and business law matters, with focus on mergers and acquisitions, corporate finance and private equity transactions. He has particular expertise in advising issuers, investment dealers and investors in the technology sector.  Mr. Hewat has served as a director of a number of private and public companies, and is a member of the Securities Advisory Committee to the Ontario Securities Commission. Blakes provided legal services to us during the fiscal year ended January 31, 2014 and has been providing, and is expected to continue to provide, legal services to us in the fiscal year ending January 31, 2015.

John J. Walker has been a member of our Board of Directors since September 2011. Mr. Walker is a Certified Public Accountant and a Chartered Global Management Accountant with experience as a Chief Financial Officer with both public and private companies. From 2006 until its acquisition by R.R. Donnelley & Sons in 2010, Mr. Walker served as Chief Financial Officer, and Senior Vice President of Bowne & Company, a New York Stock Exchange-listed provider of services to help companies produce and manage their investor and business communications. Prior to Bowne & Company, from 1988 to 2006, Mr. Walker was an executive with Loews Cineplex Entertainment Corporation (“Loews”), then the 4th largest motion picture theatre exhibition chain in the world, including 16 years as Chief Financial Officer. Prior to Loews, Mr. Walker served as Controller and Principal Accounting Officer of Corporate Property Investors, then one of the largest REITs in the United States. Mr. Walker started his career in the New York office of then Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPAs.

Edward J. Ryan is our Chief Executive Officer. Mr. Ryan joined Descartes in February 2000 in connection with our acquisition of E-Transport Incorporated. Since then, Mr. Ryan has occupied various senior management positions within Descartes, with particular focus on our network and recurring business. Mr. Ryan was appointed General Manager, Global Logistics Network in June 2004 and then appointed Executive Vice President, Global Field Operations in July 2007. He was appointed Chief Commercial Officer in June 2011 and appointed Chief Executive Officer in November 2013.

J. Scott Pagan is our President, Chief Operating Officer and Corporate Secretary. Mr. Pagan joined our legal department in May 2000. Mr. Pagan was appointed Corporate Secretary in May 2003, General Counsel & Corporate Secretary in June 2004, and Executive Vice President, Corporate Development in July 2007. He was appointed Chief Corporate Officer in June 2011 and appointed President and Chief Operating Officer in November 2013. Prior to joining Descartes, Mr. Pagan was in private legal practice. Mr. Pagan also serves on the board and human resources and compensation committee of RDM Corporation (TSX:RC).

Stephanie Ratza is our Chief Financial Officer. Ms. Ratza joined Descartes in April 2007. Ms. Ratza is a Chartered Professional Accountant and Chartered Accountant. From November 2005 until when she joined us, Ms. Ratza served as Chief Financial Officer of iPico Inc. (TSX-V:RFD). Prior to iPico, from January 1999 to March 2005, Ms. Ratza held positions with the finance group of MKS Inc. (TSX:MKX) as Vice President, Finance from March 2000 to March 2005 and as Director of Finance from January 1999 to March 2000.

Raimond Diederik is our Executive Vice President, Information Services. Mr. Diederik joined Descartes in July 1998 in connection with our acquisition of Calixon N.V. Since then, Mr. Diederik has occupied various senior management positions within Descartes, with particular focus on our information technology infrastructure and technology development activities. Mr. Diederik was appointed SVP, Network Operations & Information Technology in June 2006 and then appointed Executive Vice President, Information Services in September 2009.

Chris Jones is our Executive Vice President, Marketing & Services. Mr. Jones joined Descartes in May 2005 and served as Executive Vice President, Solutions & Markets until his appointment to Executive Vice President, Solutions & Services in September 2006. Mr. Jones was appointed Executive Vice President, Services in February 2011 and Executive Vice-President, Marketing & Services in June 2011. From November 2003 until he joined Descartes, Mr. Jones was Senior Vice President in Aberdeen Group’s Value Chain Research division where he was responsible for creating a market-leading supply chain and manufacturing research and advisory research practice. Prior to Aberdeen, from September 1998 to January 2003, Mr. Jones was Executive Vice President of Marketing and Corporate Development for SynQuest, Inc., a provider of supply chain planning solutions. Before joining SynQuest, from May 1994 to September 1998, Mr. Jones was Vice President and Research Director for Enterprise Resource Planning Solutions at the Gartner Group.

To our knowledge, as at April 6, 2014, our directors and executive officers as a group beneficially owned, or controlled or directed, directly or indirectly, 113,065 of our common shares, representing approximately 0.2% of the common shares then outstanding.

7.2                               Committees of the Board of Directors

Our Board of Directors currently has four committees: the Audit Committee; the Compensation Committee; the Corporate Governance Committee; and the Nominating Committee. The committees, their mandates and membership are discussed below:

Audit Committee

The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of the Company and the audits of the Company’s financial statements, including assisting the Board in fulfilling its responsibilities in reviewing: financial disclosures and internal controls over financial reporting; monitoring the system of internal control and risk management; monitoring the Company’s compliance with Applicable Requirements (as defined in Descartes’ Audit Committee charter); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors; and reviewing the qualifications, independence and performance of the Company’s financial management.

The Board of Directors has adopted an amended Audit Committee charter setting out the scope of the Audit Committee’s functions, responsibilities and membership requirements. A copy of that charter is attached as Appendix “A” to this AIF.

The Audit Committee is currently composed of three outside and independent directors: Mr. Eric Demirian (Chair), Mr. David Beatson and Mr. John J. Walker. The Board of Directors has resolved that Mr. Demirian and Mr. Walker are each an “audit committee financial expert” as defined in paragraph 8(b) of General Instruction B to Form 40-F promulgated by the Securities and Exchange Commission and is financially sophisticated for the purposes of NASDAQ Rule 5605(c)(2)(A).

The following sets out the education and experience of the members of the Audit Committee, each of whom is independent and financially literate:

Eric Demirian B.BM., C.P.A., C.A., C.G.A - Mr. Demirian is a seasoned business executive with a unique blend of financial, operational and board governance experience. He is currently President of Parklea Capital, Inc., an investment banking and corporate finance firm, and president of Demicap Inc, a private investment firm. From 2000 to 2003, Mr. Demirian was Executive Vice President of Group Telecom, Inc. and for 17 years Mr. Demirian was with PricewaterhouseCoopers LLP where he was a Partner and head of Information and Communication Practice. Mr. Demirian serves on the board and is chair of the audit committee of Enghouse Systems Ltd. (TSX:ESL), is a director and chair of the audit committee of Imax Corporation (NYSE:IMAX) (TSX:IMX) and is a director and chair of the audit committee at Redline Communications Group Inc. (TSX:RDL). Mr. Demirian is a former director and chair of the audit committee of a number of public companies, including Menu Foods Income Fund (2005-2010) and Keystone North America Inc. (2007-2010). In addition to his professional designations, Mr. Demirian received a Bachelor of Business Management from Ryerson University. Mr. Demirian also serves on the Advisory Council for the Ted Rogers School of Management at Ryerson University.

David Beatson M.B.A., B.S. — Mr. Beatson was awarded his Master’s in Business Administration, with a concentration in finance and marketing, from the University of Cincinnati in 1971. Mr. Beatson was also awarded a Bachelor of Science in Business Administration from The Ohio State University. From January 2007 to October 2012, Mr. Beatson served in a senior financial role as Chief Executive Officer of GlobalWare Solutions. Mr. Beatson has also previously served in senior financial roles as Regional CEO, North America and Member of the Executive Board of Panalpina, Inc; as President, CEO and Chairman of Supply Links, Inc.; as President and CEO of Emery Worldwide; and as Chairman, President and CEO of Circle International Group, Inc. Mr. Beatson currently serves as a director and is the chair of the audit committee of PFSweb, Inc. (NASDAQ: PFSW).

John J. Walker C.P.A., B.S. — Mr. Walker is a Certified Public Accountant and a Chartered Global Management Accountant with experience as a Chief Financial Officer with public companies, including Bowne & Company, a New York Stock Exchange-listed company and Loews Cineplex Entertainment Corporation. Prior to Loews, Mr. Walker served as Controller of Corporate Property Investors.  Mr. Walker received his B.S. in Accounting from the University of Scranton. Mr. Walker started his career in the New York office of then Price Waterhouse. Mr. Walker is a member of the American Institute of Certified Public Accountants and the New York State Society of CPA’s.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services from our independent auditor. Those procedures are attached at Appendix “B” to this AIF.

Compensation Committee

The Compensation Committee is appointed by the Board of Directors to discharge the Board’s duties and responsibilities relating to the compensation of the Company’s Chief Executive Officer and senior management, as well as to review the human resource policies and practices that cover the Company’s employees. The Compensation Committee is currently composed of three outside and independent directors: Dr. David Anderson (Chair), Mr. David Beatson, and Dr. Stephen Watt.

Corporate Governance Committee

The Corporate Governance Committee is primarily responsible for overseeing Descartes’ corporate governance policies and activities. The Corporate Governance Committee reviews and maintains the

Board of Directors governing documents in compliance with the Code of Business Conduct and Ethics. The Corporate Governance Committee is currently composed of three outside directors: Dr. Stephen Watt (Chair), Mr. Eric Demirian, and Mr. Chris Hewat, of whom Dr. Stephen Watt and Mr. Eric Demirian are considered independent.

Nominating Committee

The primary function of the Nominating Committee is to assist the Board of Directors in identifying, recruiting and nominating suitable candidates to serve on the Board of Directors. The Nominating Committee is currently composed of three outside and independent directors: Dr. Stephen Watt (Chair), Dr. David Anderson and Mr. John J. Walker.

7.3                                            Certain Relationships and Related Transactions

Blake, Cassels & Graydon LLP, of which Mr. Hewat is a partner, provided legal services to us during fiscal 2014 and has been providing, and is expected to continue to provide, legal services to us in fiscal 2015. For fiscal 2014, we incurred fees of approximately Cdn.$449,735 for legal services rendered by Blake, Cassels & Graydon LLP. For fiscal 2013, we incurred fees of approximately Cdn.$606,000 for legal services rendered by Blake, Cassels & Graydon LLP. For fiscal 2012, we incurred fees of approximately Cdn.$198,000 for legal services rendered by Blake, Cassels & Graydon LLP.

ITEM 8                                                                                                                                                   EXTERNAL AUDITORS

Our external auditors are Deloitte LLP, Independent Registered Public Accounting Firm. Deloitte LLP has been our external auditors since the fiscal year ended January 31, 1997. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. Deloitte LLP is also independent with respect to the Company within the meaning of the Securities Exchange Act of 1934 and the rules thereunder administered by the United States Securities and Exchange Commission and the requirements of the Independence Standards Board.

The following table sets forth the approximate fees we have incurred in using the services of Deloitte LLP in respect of the applicable fiscal years noted (all amounts in table are in US dollars — amounts that were billed in Canadian dollars are converted to US dollars at the applicable exchange rate on the last day of the applicable fiscal period):

Fiscal Year Ended	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees	Total
January 31, 2014	$493,065	$135,391	$—	$361	$628,817
January 31, 2013	$542,626	$79,904	$—	$—	$622,530

“Audit-Related Fees” consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s financial statements and are not reported as “Audit Fees”, and include accounting research concerning financial accounting and reporting standards. “Tax Fees” consist of fees for professional services rendered for tax advice and tax planning. “All Other Fees” consist of fees for non-audit-related advisory services.

ITEM 9                                                                                                                                                   LEGAL PROCEEDINGS

The Company and its subsidiaries are subject to a variety of claims and suits that arise from time to time in the ordinary course of our business and are typical in our industry. The consequences of these matters are not presently determinable but, in the opinion of management, the ultimate liability is not expected to have a material effect on our annual results of operations, financial position or capital resources. None of these proceedings involves a claim for damages, exclusive of interest and costs that exceeds 10% of our current assets.

ITEM 10                                                                                                                                            ADDITIONAL INFORMATION

Additional information about us is available at our website at http://www.descartes.com, on SEDAR at http://www.sedar.com and on EDGAR at http://www.sec.gov. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Information Circular for our annual meeting of shareholders held on May 30, 2013. Additional financial information is provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, the notes thereto and the report of independent registered public accounting firm thereon contained in our Annual Report to the Shareholders for the year ended January 31, 2014.

APPENDIX “A”

THE DESCARTES SYSTEMS GROUP INC.

CHARTER FOR

THE AUDIT COMMITTEE OF

THE BOARD OF DIRECTORS

1.                                      PURPOSE

1.              The primary functions of the Audit Committee are to oversee the accounting and financial reporting practices of The Descartes Systems Group Inc. (the “Company”) and the audits of the Company’s financial statements and to exercise the responsibilities and duties set forth below, including, but not limited to, assisting the Board of Directors (the “Board”) in fulfilling its responsibilities in reviewing the following: financial disclosures and internal controls over financial reporting; monitoring the system of internal control and compliance with Applicable Requirements (as defined below); selecting the auditors for shareholder approval; reviewing the qualifications, independence and performance of the auditors and the qualifications, independence and performance of the Company’s financial management.

2.                                      MEMBERSHIP AND ORGANIZATION

1.              Composition - The Audit Committee shall consist of not less than three independent members of the Board. At the invitation of the Audit Committee, members of the Company’s management and others may attend Audit Committee meetings as the Audit Committee considers necessary or desirable.

2.              Appointment and Removal of Audit Committee Members - Each member of the Audit Committee shall be appointed by the Board on an annual basis and shall serve at the pleasure of the Board, or until the earlier of (a) the close of the next annual meeting of the Company’s shareholders at which the member’s term of office expires, (b) the death of the member, or (c) the resignation, disqualification or removal of the member from the Audit Committee or from the Board. The Board may fill a vacancy in the membership of the Audit Committee.

3.              Chair - At the time of the annual appointment of the members of the Audit Committee, the Board shall appoint a Chair of the Audit Committee. The Chair shall: be a member of the Audit Committee, preside over all Audit Committee meetings that he or she attends, coordinate the Audit Committee’s compliance with this mandate, work with management to develop the Audit Committee’s annual work-plan and provide reports of the Audit Committee to the Board.

4.              Independence - Each member of the Audit Committee shall meet the requirements promulgated by any exchange upon which securities of the Company are traded, or any governmental or regulatory body exercising authority over the Company, as are in effect from time to time (collectively, the “Applicable Requirements”) related to independence and audit committee composition.

5.              Financial Literacy - At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, be “financially literate” as defined under Applicable Requirements, and shall not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the preceding three years.  At least one member of the Audit Committee shall have past employment experience in financing or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual’s financial sophistication, including being or having been a Chief Executive Officer, Chief Operating Officer, Chief Financial Officer or other senior officer with financial oversight responsibilities.  Further, at least one member of the Audit Committee shall qualify as an “audit committee financial expert” (as such term is defined under the Securities and Exchange Commission’s rules).

3.                                      MEETINGS

1.              Meetings - The members of the Audit Committee shall hold meetings as are required to carry out this mandate, and in any case no less than four meetings annually. The external auditors are entitled to attend and be heard at each quarterly Audit Committee meeting scheduled to consider the Company’s financial statements. The Chair, any member of the Audit Committee, the external auditors, the Chairman of the Board, the Lead Director, the Chief Executive Officer or the Chief Financial Officer may call a meeting of the Audit Committee by notifying the Company’s Corporate Secretary who will notify the members of the Audit Committee. The Chair shall chair all Audit Committee meetings that he or she attends, and in the absence of the Chair, the members of the Audit Committee present may appoint a chair from their number for a meeting.

2.              Secretary and Minutes - The Corporate Secretary, his or her designate or any other person the Audit Committee requests, shall act as secretary at Audit Committee meetings. Minutes of Audit Committee meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Audit Committee for approval.

3.              Quorum - A majority of the members of the Audit Committee shall constitute a quorum.

4.              Access to Management and Outside Advisors - The Audit Committee shall have unrestricted access to the Company’s management and employees and the books and records of the Company, and, from time to time may hold unscheduled or regularly scheduled meetings or portions of regularly scheduled meetings with the auditor, the Chief Financial Officer, the Chief Operating Officer, President or the Chief Executive Officer. The Audit Committee shall have the authority to conduct investigations into any matters within its scope of responsibilities, retain external legal counsel, consultants or other advisors to assist it in fulfilling its responsibilities and to set and pay the respective compensation for these advisors without consulting or obtaining the approval of the Board or any Company officer. The Company shall provide appropriate funding, as determined by the Audit Committee, for the services of these advisors.

5.              Meetings Without Management - The Audit Committee shall hold unscheduled or regularly scheduled meetings, or portions of regularly scheduled meetings, at which management is not present.

4.                                      FUNCTIONS AND RESPONSIBILITIES

The Audit Committee shall have the functions and responsibilities set out below as well as any other functions that are specifically delegated to the Audit Committee by the Board and that the Board is authorized to delegate by applicable laws and regulations. In addition to these functions and responsibilities, the Audit Committee shall perform the duties required of an audit committee by the Applicable Requirements.

1.              Financial Reports

a.              General - The Audit Committee is responsible for overseeing the Company’s accounting and financial reporting practices and the audits of the Company’s financial statements. Management is responsible for the preparation, presentation and integrity of the Company’s financial statements and financial disclosures and for the appropriateness of the accounting principles and the reporting policies used by the Company. The auditors are responsible for auditing the Company’s annual consolidated financial statements and for reviewing the Company’s unaudited interim financial statements.

b.              Review of Annual Financial Reports - The Audit Committee shall review the annual consolidated audited financial statements of the Company, the auditors’ report thereon and the related management’s discussion and analysis of the Company’s financial condition and results of operation (“MD&A”). After completing its review, if advisable, the

Audit Committee shall approve and recommend for Board approval the annual financial statements and the related MD&A.

c.               Review of Interim Financial Reports - The Audit Committee shall review the interim consolidated financial statements of the Company, the auditors’ review report thereon and the related MD&A. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and the related MD&A.

d.              Review Considerations - In conducting its review of the annual financial statements or the interim financial statements, the Audit Committee shall:

i.                  meet with management and the auditors to discuss the financial statements and MD&A;

ii.               review the disclosures in the financial statements;

iii.            review the audit report or review report prepared by the auditors;

iv.           discuss with management, the auditors and internal legal counsel, as requested, any litigation claim or other contingency that could have a material effect on the financial statements;

v.              review the accounting policies followed and critical accounting and other significant estimates and judgments underlying the financial statements as presented by management;

vi.           review any material effects of regulatory accounting initiatives or off-balance sheet structures on the financial statements as presented by management;

vii.        review any material changes in accounting policies and any significant changes in accounting practices and their impact on the financial statements as presented by management;

viii.     review management’s report on the effectiveness of internal controls over financial reporting;

ix.           review the factors identified by management as factors that may affect future financial results;

x.              review results of the Company’s audit committee hotline program; and

xi.           review any other matters, related to the financial statements, that are brought forward by the auditors, management or which are required to be communicated to the Audit Committee under accounting policies, auditing standards or Applicable Requirements.

e.               Approval of Other Financial Disclosures - The Audit Committee shall review and, if advisable, approve and recommend for Board approval financial disclosure in a prospectus or other securities offering document of the Company, press releases disclosing financial results of the Company and any other material financial disclosure, including financial guidance provided to analysts rating agencies or otherwise publicly disseminated.

2.              Auditors

a.              General -The Audit Committee shall be responsible for oversight of the work of the auditors, including the auditors’ work in preparing or issuing an audit report, performing other audit, review or attest services or any other related work.

b.              Appointment and Compensation - The Audit Committee shall review and, if advisable, select and recommend for Board and shareholder approval the appointment of the auditors. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees, including the auditors’ audit plan.

c.               Resolution of Disagreements — The Audit Committee shall resolve any disagreements between management and the auditors as to financial reporting matters brought to its attention.

d.              Discussions with Auditors — At least annually, the Audit Committee shall discuss with the auditors such matters as are required by applicable auditing standards to be discussed by the auditors with the audit committee, including the matters required to be discussed by applicable auditing standards.

e.               Audit Plan - At least annually, the Audit Committee shall review a summary of the auditors’ annual audit plan. The Audit Committee shall consider and review with the auditors any material changes to the scope of the plan.

f.                Quarterly Review Report - The Audit Committee shall review a report prepared by the auditors in respect of each of the interim financial statements of the Company.

g.               Independence of Auditors - At least annually, and before the auditors issue their report on the annual financial statements, the Audit Committee shall: obtain from the auditors a formal written statement describing all relationships between the auditors and the Company; discuss with the auditors any disclosed relationships or services that may impact the objectivity and independence of the auditors; and obtain written confirmation from the auditors that they are objective and independent within the meaning of the applicable Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of chartered accountants to which it belongs and other Applicable Requirements. The Audit Committee shall take appropriate action to oversee the independence of the auditors.

h.              Evaluation and Rotation of Lead Partner - At least annually, the Audit Committee shall review the qualifications and performance of the lead partner(s) of the auditors. The Audit Committee shall obtain a report from the auditors annually verifying that the lead partner of the auditors has served in that capacity for no more than five fiscal years of the Company and that the engagement team collectively possesses the experience and competence to perform an appropriate audit.

i.                  Requirement for Pre-Approval of Non-Audit Services - The Audit Committee shall approve in advance any retainer of the auditors to perform any non-audit service to the Company that it deems advisable in accordance with Applicable Requirements, and Board approved policies and procedures. The Audit Committee may delegate pre-approval authority to a member of the Audit Committee. The decisions of any member of the Audit Committee to whom this authority has been delegated must be presented to the full Audit Committee at its next scheduled Audit Committee meeting.

j.                 Approval of Hiring Policies - The Audit Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company.

3.              Internal Controls

a.              General - The Audit Committee shall review reports from management on the nature, establishment, monitoring and effectiveness of the Company’s system of internal controls.

b.              Establishment, Review and Approval - The Audit Committee shall require management to implement and maintain appropriate systems of internal controls in accordance with Applicable Requirements and guidance, including internal control over financial reporting and disclosure and to review, evaluate and approve these procedures. At least annually, the Audit Committee shall consider and review with management and the auditors:

i.                  the effectiveness of, or weaknesses or deficiencies in: the design or operation of the Company’s internal controls (including computerized information system controls and security); the overall control environment for managing business risks; and accounting, financial and disclosure controls (including, without limitation, controls over financial reporting), non-financial controls, and legal and regulatory controls and the impact of any identified weaknesses in internal controls on management’s conclusions;

ii.               any significant changes in internal control over financial reporting that are disclosed, or considered for disclosure, including those in the Company’s periodic regulatory filings;

iii.            the auditors’ report on the Company’s internal control over financial reporting;

iv.           any material issues raised by any inquiry or investigation by the Company’s regulators;

v.              the Company’s fraud prevention and detection program, including deficiencies in internal controls that may impact the integrity of financial information, or may expose the Company to other significant internal or external fraud losses and the extent of those losses and any disciplinary action in respect of fraud taken against management or other employees who have a significant role in financial reporting; and

vi.           any related significant issues and recommendations of the auditors together with management’s responses thereto, including the timetable for implementation of recommendations to correct weaknesses in internal controls over financial reporting and disclosure controls.

4.              Compliance with Legal and Regulatory Requirements - The Audit Committee shall review reports from the Company’s Corporate Secretary and other management members on: legal or compliance matters that may have a material impact on the Company; the effectiveness of the Company’s compliance policies; and any material communications received from regulators. The Audit Committee shall review management’s evaluation of and representations relating to compliance with specific Applicable Requirements, and management’s plans to remediate any deficiencies identified.

5.              Audit Committee Hotline Procedures - The Audit Committee shall establish procedures for (a) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.  Any such complaints or concerns that are received shall be reviewed by the Audit Committee and, if the Audit Committee determines that the matter requires further investigation, it will direct the Chair of the Audit Committee to engage outside advisors, as it deems necessary or appropriate, to investigate the matter and will work with management and the Company’s general counsel to reach a satisfactory conclusion.

6.              Audit Committee Disclosure - The Audit Committee shall prepare, review and approve any audit committee disclosures required by Applicable Requirements in the Company’s disclosure documents.

7.              Review of Audit Committee Charter - On at least an annual basis, the Audit Committee shall, in conjunction with the Corporate Governance Committee, review and reassess the adequacy of this Audit Committee Charter.

8.              Delegation - The Audit Committee may, to the extent permissible by Applicable Requirements, designate a sub-committee to review any matter within this mandate as the Audit Committee deems appropriate.

5.                                      REPORTING TO THE BOARD

1.              The Chair shall report to the Board, as required by Applicable Requirements or as deemed necessary by the Audit Committee or as requested by the Board, on matters arising at Audit Committee meetings and, where applicable, shall present the Audit Committee’s recommendation to the Board for its approval.

6.                                      GENERAL

1.              The Audit Committee shall, to the extent permissible by Applicable Requirements, have such additional authority as may be reasonably necessary or desirable, in the Audit Committee’s discretion, to exercise its powers and fulfill the duties under this mandate.

7.                                      CURRENCY OF THE AUDIT COMMITTEE CHARTER

1.              This charter was last amended and approved by the Audit Committee and Board on March 5, 2014.

APPENDIX “B”

PRE-APPROVAL POLICY AND PROCEDURE FOR ENGAGEMENTS OF THE INDEPENDENT AUDITOR

The responsibilities of the Company’s audit committee are set out in the Company’s Audit Committee Charter, which responsibilities include pre-approving audit and non-audit services provided by the independent auditors in order to ensure the services do not impair the auditors’ independence. Applicable securities commissions and accounting standards boards have issued rules specifying the permissible services independent auditors may provide to audit clients, as well as the pre-approval of fees. Accordingly, the Company’s Audit Committee has adopted the following Pre-Approval Policy and Procedure.

Under the Audit Committee’s approach, an annual program of work will be approved each year for the following categories of services: Audit, Audit-Related, and Tax. Each engagement or category of service will be presented in appropriate detail by business function and geographic area to provide the Audit Committee sufficient understanding of the services provided. Additional engagements may be brought forward from time to time for pre-approval by the Audit Committee.

The Audit Committee will consider whether any service to be obtained from the independent auditors is consistent with applicable rules on auditor independence. Also, the Audit Committee will consider the level of Audit and Audit-Related fees in relation to all other fees paid to the independent auditors, and will review such level each year. In carrying out this responsibility, the Audit Committee may obtain input from Company management on the general level of fees, and the process for determining and reporting fees from the numerous locations where the Company operates and the independent auditors provide services.

The term of any pre-approval applies to the Company’s financial year. Thus, Audit fees for the financial year may include work performed after the close of the calendar year. The pre-approval for Audit-Related and Tax fees is on a calendar-year basis. Unused pre-approval amounts will not be carried forward to the next financial year. Pre-approvals will apply to engagements within a category of service, and cannot be transferred between categories. If fees might otherwise exceed pre-approved amounts for any category of permissible services, then time will be scheduled so that incremental amounts can be reviewed and pre-approved prior to commitment.

Audit Services

Audit services include the annual financial statement audit engagement (including required quarterly reviews), affiliate and subsidiary statutory audits, and other procedures required to be performed by the independent auditors to render an opinion on the Company’s consolidated financial statements. Audit services also include information systems reviews, tests performed on the system of internal controls, and other procedures necessary to support the independent auditors’ attestation of management’s report on internal controls for financial reporting consistent with applicable securities legislation, as applicable.

The independent auditors are responsible for cost-effectively providing audit services and confirming that audit services are not undertaken prior to review and pre-approval by the Audit Committee. The independent auditors and Company management will jointly manage a process for collecting and reporting Audit fees billed by the independent auditors to Company each year.

Audit-Related Services

Audit-Related services include services that are reasonably related to the review of the Company’s financial statements. These services include benefit plan and joint venture audits, attestation procedures related to cost certifications and government compliance, consultations on accounting issues, and due diligence procedures. Each year the Audit Committee will review the proposed services to ensure the independence of the independent auditors is not impaired.

Pre-approval will occur each year coincident with pre-approval of Audit services. Company management will monitor the engagement of the independent auditors for Audit-Related services using designated process owners. This process will help provide assurance that the aggregate dollar amount of services obtained does not exceed pre-approval amounts at any time, and that new engagements not initially identified are pre-approved prior to commitment.

Tax Services

The Audit Committee concurs that the independent auditors may provide certain Tax services without impairing independence. These services include preparing local tax filings and related tax services, tax planning, preparing individual employee expatriate tax returns, and other services permitted by applicable securities regulations. The Audit Committee will not permit engaging the independent auditors (1) in connection with a transaction, the sole purpose of which may be impermissible tax avoidance, or (2) for any tax services that may be prohibited by applicable securities rules now or in the future. Company management will monitor the engagement of the independent auditors or other firms for such Tax services to help provide assurance that aggregate dollar amounts of services obtained from the independent auditors do not exceed pre-approval amounts at any time.

All Other Services

The Company does not envision obtaining other services from the independent auditors, except for the Audit, Audit-Related, and Tax services described previously. If permissible other services are requested by the Company, each engagement must be pre-approved by the Audit Committee. Such requests should be supported by endorsement of the Chief Financial Officer prior to review with the Audit Committee.

Prohibited Services

Current securities regulations specify that independent auditors may not provide the following prohibited services: Bookkeeping, Financial Information Systems Design and Implementation, Appraisals or Valuation (other than Tax), Fairness Opinions, Actuarial Services, Internal Audit Outsourcing, Management Functions, Human Resources such as Executive Recruiting, Broker-Dealer Services, Legal Services, or Expert Services such as providing expert testimony or opinions where the purpose of the engagement is to advocate the client’s position in an adversarial proceeding. Company personnel may not under any circumstances engage the independent auditors for prohibited services. Potential engagements not clearly permissible should be referred to the Chief Financial Officer.

Delegation

The Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee may not delegate to management the Audit Committee’s responsibilities to pre-approve services performed by the independent auditor.